SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files on

January 27, 2012

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [ x ]

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Forms F-3, file number 333-136811, 333-147762, 333-152738, 333-169793 and 333-177224.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 27, 2012

EDAP TMS S.A.

/s/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER

DESCRIPTION OF EXCHANGE OFFER

On January 19, 2011, EDAP TMS SA (the “Company”) entered into a privately negotiated exchange agreement (the “Exchange Agreement”) with all holders of the Company’s outstanding 9% Senior Convertible Debentures due October 29, 2012 (the “Existing Debentures”) and warrants to purchase up to 882,000 ordinary shares at an exercise price of USD 6.87 per share (the “Existing Warrants”).  Pursuant to the terms of the Exchange Agreement:

•
certain holders of an aggregate principal amount of USD 10 million of Existing Debentures and Existing Warrants to purchase up to 840,000 ordinary shares agreed to exchange their outstanding securities for an aggregate principal amount of USD 10 million of new 9% non-convertible Senior Debentures due June 30, 2014 (the “New Debentures”), new warrants to purchase up to 408,691 newly issued ordinary shares at an exercise price equal to the par value per share (the “New Warrants”), and 1,926,685 newly issued ordinary shares, in the form of restricted American Depositary Receipts (“ADRs”); and

•
certain holders of an aggregate principal amount of USD 500,000 of Existing Debentures and Existing Warrants to purchase up to 42,000 ordinary shares agreed to exchange their outstanding securities for 22,186 newly issued ordinary shares, in the form of ADRs, and USD 500,000 in cash (collectively, the “Exchange”).

On January 25, 2011, the Company closed the Exchange and all of the Existing Debentures and the Existing Warrants were exchanged for the New Debentures, 1,948,871 newly issued ordinary shares, in the form of ADRs, the New Warrants and USD 500,000 in cash, or a combination thereof as described above.

As result of the Exchange all Existing Debentures and Existing Warrants of the Company have been cancelled.

The New Debentures are not convertible into ordinary shares or any other security of the Company.  Interest on the New Debentures will accrue at a rate of 9% per annum, payable quarterly as follows:  commencing on the issuance date until October 29, 2012, interest may be paid, at the Company’s election, in cash or, subject to the satisfaction of certain conditions, in newly issued ordinary shares; and commencing on October 30, 2012 until repaid in full, interest may be paid, at the election of the holder, in cash or, subject to the satisfaction of certain conditions, in newly issued ordinary shares.  The New Debentures may be redeemed at the option of the Company, in whole or in part, at any time and from time to time; provided, that in the event the Company issues its securities or other indebtedness for cash in a transaction primarily for the purpose of raising capital at any time while the New Debentures remain outstanding, then the Company is required to apply 40% of the net proceeds of any such issuance to redeem the New Debentures for cash.  Upon the occurrence of an “Event of Default” (as defined in the New Debentures), the outstanding principal amount plus accrued but unpaid interest and any other amounts owing under the New Debentures will become immediately due and payable in the amount of (i) 130% of the outstanding principal plus (ii) 100% of accrued but unpaid interest and any other amounts owing under the New Debentures.  The New Debentures also contain customary restrictive covenants which can be waived with the consent of holders of two thirds of the outstanding principal amount of the New Debentures, such as limitations on the Company’s ability to incur certain indebtedness, enter into, incur or suffer to exist certain liens, amend its charter documents in a manner adverse to holders of the New Debentures, pay dividends on its equity securities or enter into related party transactions.  A copy of the form of the New Debentures is filed as an exhibit to this Form 6-K and incorporated herein by reference.  The foregoing description is qualified in its entirety by reference to the full text of the exhibit attached hereto.

The New Warrants are exercisable immediately and will expire on January 24, 2022.  The initial exercise price for the New Warrants is the par value per ordinary share and the number of ordinary shares issuable upon exercise of the New Warrants and the exercise price per share are subject to customary antidilution adjustments for changes in the Company’s capital structure; provided, that in no event will the exercise price per share be less than the lowest exercise price per share allowed by applicable law.  The New Warrants also contain a provision that prohibits a holder from exercising its New Warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 9.999% of the Company’s ordinary shares.  A copy of the form of the New Warrants is filed as an exhibit to this Form 6-K and incorporated herein by reference.  The foregoing description is qualified in its entirety by reference to the full text of the exhibit attached hereto.

The Company also entered into a registration rights agreement on January 25, 2012 (the “Registration Rights Agreement”) with the holders of the New Debentures and the New Warrants.  Pursuant to the Registration Rights Agreement, the Company has agreed to file a registration statement with the Securities and Exchange Commission within 30 days of closing the Exchange (the “Filing Deadline”) to register the ordinary shares issuable upon exercise of the New Warrants and payable as interest at the election of the holders on the New Debentures.  In the event the Company does not file the registration statement on or before the Filing Deadline, the Company will be required to pay liquidated damages to each holder in an amount equal              to 1% of the aggregate principal amount of Existing Debentures exchanged by such holder in the Exchange for each 30-day period or pro rata portion thereof following the Filing Deadline.  A copy of the form of the Registration Rights Agreement is filed as an exhibit to this Form 6-K and incorporated herein by reference.  The foregoing description is qualified in its entirety by reference to the full text of the exhibit attached hereto.

The Exchange is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(9) thereof.

This Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, any of these securities.  The New Debentures, the New Warrants and the newly issued ordinary shares, in the form of ADRs, have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.

THIS CERTIFICATE CAN UNDER NO CIRCUMSTANCES CIRCULATE IN FRANCE. *** LE PRESENT CERTIFICAT NE PEUT EN AUCUN CAS CIRCULER EN FRANCE.

NEITHER THE SECURITY THE TERMS OF WHICH ARE EVIDENCED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH SUCH SECURITY IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  THE SECURITY THE TERMS OF WHICH ARE EVIDENCED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON CONVERSION OF SUCH SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Original Issue Date: January ___, 2012

$_______________1

9% SENIOR DEBENTURE
DUE JUNE 30, 2014

THIS DEBENTURE is one of a series of duly authorized and validly issued 9% Senior Debentures of EDAP TMS S.A., designated as its 9% Senior Debenture due June 30, 2014 (this debenture, the “Debenture” and, collectively with the other debentures of such series, the “Debentures”).

FOR VALUE RECEIVED, the Company promises to pay to ________________________ or its registered assigns (as the same may be registered from time to time in the books of the Transfer Agent, the “Holder”), or shall have paid pursuant to the terms hereunder, the principal sum of $_______________2 on June 30, 2014 (the “Maturity

1 Must be a multiple of $1,000.
2 Must be multiples of $1,000.

Date”) or such earlier date as this Debenture is required or permitted to be repaid as provided hereunder, and to pay interest to the Holder on the aggregate outstanding principal amount of this Debenture in accordance with the provisions hereof.

Attached hereto as Annex A is a certificate (certificat d'inscription en compte) evidencing ownership of this Debenture duly executed by the Transfer Agent and the Company and registered in the name of the initial Holder, together with a certified copy of the Debenture Register.  Attached hereto as Annex A-1 is an officer’s certificate confirming that the terms and conditions of the Holder’s Debenture set forth in the Debenture Register are the same as the terms and conditions set forth herein. This Debenture is subject to the following additional provisions:

Section 1.           Definitions.  For the purposes hereof, in addition to the terms defined elsewhere in this Debenture, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person, as such terms are used and construed under Rule 405 of the Securities Act.  With respect to any Holder, any investment fund or managed account managed on a discretionary basis by the same investment manager as such Holder will be deemed to be an Affiliate of such Holder.

“Bankruptcy Event” means any of the following events: (i) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X ) is in cessation des paiements as defined in article L. 631-1 of the French Commercial Code, (ii) the Company or any Significant Subsidiary, for the purpose of any applicable law, admits its inability to pay its debts as they fall due or becomes insolvent or a moratorium (sursis de paiement) is declared in relation to any of its indebtedness, (iii) a conciliateur or an administrateur provisoire or a mandataire ad hoc is appointed in relation to the Company or any Significant Subsidiary,  (iv) a petition is presented for the purpose of appointing a conciliateur or an administrateur provisoire or a mandataire ad hoc or an administrateur judiciaire in relation to the Company or any Significant Subsidiary, (v) the Company or any Significant Subsidiary enters into any negotiations for or in connection with the rescheduling or restructuring of any material indebtedness by reason of, or with a view to avoiding cessation des paiements as defined in article L. 631-1 of the French Commercial Code (including procédure de conciliation and procédure de sauvegarde or any other similar procedure under Livre VI of the French Commercial Code (Code Commerce) or other applicable laws), (vi) the Company or any Significant Subsidiary passes any resolutions for its winding up (liquidation judiciaire or amiable), (vii) a petition is presented for the winding up of the Company or the Significant Subsidiary, (viii) a judicial order is made for the winding up of the Company or any Significant Subsidiary, (ix) the Company or any Significant Subsidiary is in a situation irrémédiablement compromise within the meaning of article L. 313-12 of the French Monetary and Financial Code but no procedure of redressement judiciaire has been started yet, (x) the Company or any Significant Subsidiary, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (other than under French law to the extent already described in (i)-(ix) above), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, custodian, trustee, assignee, liquidator or similar official, (D) makes a general assignment for the benefit of its creditors, (E) is adjudicated insolvent or bankrupt, (F) admits in writing that it is generally unable to pay its debts as they become due, (G) calls a meeting of all or substantially all of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (H) by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

“Business Day” means any day except any Saturday, any Sunday, any day which shall be a federal legal holiday in the United States or in France or any day on which banking institutions in the State of New York or in Lyon, France, are authorized or required by law or other governmental action to close.

“Change of Control Redemption Amount” means the sum of (i) 130% of the outstanding principal amount of this Debenture, plus 100% of accrued and unpaid interest hereon and (ii) all other amounts, costs, expenses and liquidated damages due in respect of this Debenture.

“Change of Control Transaction” means the occurrence after the date hereof of any of (i) an acquisition by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 40% of the voting securities of the Company, or (ii) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 60% of the aggregate voting power of the Company or the successor entity of such transaction, or (iii) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 60% of the aggregate voting power of the acquiring entity immediately after the transaction, or (iv) during the period commencing on the date of this Debenture and continuing until this debenture is no longer outstanding, individuals who at the beginning of such period constituted the Company’s board of directors (together with any new members whose election or co-optation to such board, or whose nomination for election by the Company’s shareholders, was approved by a vote of a majority of its board members then still in office who were either members at the beginning of such period or whose election or co-optation or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Company’s board of directors then in office, or (v) the execution by the Company of an agreement to which the Company  is a party or by which it is bound, providing for any of the events set forth in clauses (i) through (iv) above.

“Contingent Obligation” means, with respect to any Person, any direct or indirect liability, contingent or otherwise, with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Debenture Register” shall have the meaning set forth in Section 2(d).

“Depositary” means The Bank of New York as depositary under the Deposit Agreement dated as of July 31, 1997 among the Company, The Bank of New York and the owners and beneficial owners of American Depositary Receipts (“ADRs”), each ADR evidencing one (1) American Depositary Share (“ADS”) and each ADS representing one (1) Ordinary Share, from time to time, as such agreement may be amended or supplemented.

“Equity Conditions” means, during the period in question, (i) the Company shall have paid all liquidated damages and other amounts owing to the Holder in respect of this Debenture, (ii) in the case of payment of interest in kind pursuant to Section 2 hereof, either (x) an effective Registration Statement pursuant to which the Holder is permitted to utilize the prospectus thereunder to resell the Ordinary Shares issuable as payment of interest hereunder on the relevant Interest Payment Date (and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future) or (y) the Holder is permitted to resell all of the Ordinary Shares issuable as payment of interest hereunder on the relevant Interest Payment Date pursuant to Rule 144 of the Securities Act (“Rule 144”) without regard to the volume and manner of sale requirements of Rule 144, as evidenced by a legal opinion of counsel to the Company reasonably acceptable to the Holder, (iii) the Ordinary Shares are trading on a Trading Market and all of the Ordinary Shares issuable pursuant to the Exchange Agreement are listed or quoted for trading on such Trading Market (and the Company believes, in good faith, that trading of the Ordinary Shares on a Trading Market will continue uninterrupted for the foreseeable future), (iv) there is a sufficient number of authorized but unissued and otherwise unreserved Ordinary Shares for the issuance of all of the shares issuable pursuant to the Warrants issued to the initial Holders pursuant to the Exchange Agreement, (v) there is no existing Event of Default or no existing event which, with the passage of time or the giving of notice, would constitute an Event of Default, (vi) the issuance of the shares in question to the Holder would not cause the Holder and its Affilates and any other Person or entity whose beneficial ownership of Ordinary Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act to beneficially own in excess of 9.999% of the total number of the then issued and outstanding Ordinary Shares, (vii) there has been no public announcement of a pending or proposed Fundamental Transaction or Change of Control Transaction that has not been consummated, (viii) the Holder is not in possession of any information provided by the Company that constitutes, or may constitute, material non-public information and (ix) for each Trading Day in a period of 20 consecutive Trading Days prior to the applicable date in question, the daily dollar trading volume for the Ordinary Shares on the principal Trading Market exceeds $250,000 dollars per Trading Day.

“Event of Default” shall have the meaning set forth in Section 6.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” means the Exchange Agreement dated as of the date hereof by and among the Company and the initial Holders.

“Fundamental Transaction” means if, at any time while this Debenture is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property.

“Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, (viii) any obligations arising in connection with any factoring arrangements or other arrangements involving the sale of receivables and (ix) all Contingent Obligations in respect of Indebtedness of others of the kinds referred to in clauses (i) through (viii) above.

“Interest Conversion Rate” means 90% of the lesser of (i) the average of the VWAPs for the 20 consecutive Trading Days ending on the Trading Day that is immediately prior to the applicable Interest Payment Date or (ii) the average of the VWAPs for the 20 consecutive Trading Days ending on the Trading Day that is immediately prior to the date the applicable Interest Conversion Shares are issued and delivered if such delivery is after the Interest Payment Date.

“Interest Conversion Shares” means the Ordinary Shares represented by Restricted ADRs issuable as payment of interest in accordance with the provisions of Section 2 hereof.

“Interest Notice Period” shall have the meaning set forth in Section 2(a).

“Interest Payment Date” shall have the meaning set forth in Section 2(a).

“Interest Share Amount” shall have the meaning set forth in Section 2(a).

“Late Fees” shall have the meaning set forth in Section 2(e).

“Mandatory Default Amount” means the sum of (i) 130% of the outstanding principal amount of this Debenture, plus 100% of accrued and unpaid interest hereon and (ii) all other amounts, costs, expenses and liquidated damages due in respect of this Debenture.

“Mandatory Redemption” shall have the meaning set forth in Section 4(d).

“Mandatory Redemption Date” shall have the meaning set forth in Section 4(d).

“Mandatory Redemption Price” shall have the meaning set forth in Section 4(d).

“Material Adverse Effect” means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations hereunder.

“New York Courts” shall have the meaning set forth in Section 7(d).

“Optional Redemption” shall have the meaning set forth in Section 4(a).

“Optional Redemption Price” shall have the meaning set forth in Section 4(a).

“Optional Redemption Date” shall have the meaning set forth in Section 4(a).

“Ordinary Shares” means the Company’s ordinary shares, par value €0.13 per share. For the avoidance of doubt, references herein to Ordinary Shares in Section 2 and in the definitions of “Equity Conditions”, “Interest Conversion Shares”, “Trading Market” and “VWAP” in this Section 1, shall also include Restricted ADSs, as the case may be.

“Original Issue Date” means the date of the first issuance of the Debentures, regardless of any transfers of any Debenture and regardless of the number of instruments which may be issued to evidence such Debentures.

“Permitted Indebtedness” means (i) the indebtedness evidenced by the Debentures, (ii) the Indebtedness existing on the Original Issue Date and set forth on Annex C attached hereto, (iii) up to $5,000,000 of non-equity linked Indebtedness incurred by the Company and its Subsidiaries, in the aggregate, under accounts receivable or inventory lines of credit with a U.S. or French nationally recognized bank or commercial lending institution whose primary business is not investing in securities, (iv) lease obligations and purchase money indebtedness of up to $5,000,000, in the aggregate, incurred in connection with the acquisition of capital assets and lease obligations with respect to newly acquired or leased assets and (v) the incurrence by the Company or any Subsidiary of intercompany Indebtedness between the Company or any Subsidiary or between or among Subsidiaries pursuant to advances and other loans made in the ordinary course of business, consistent with past practices.

“Permitted Lien” means the individual and collective reference to the following: (i) liens for taxes, assessments and other governmental charges or levies not yet due or liens for taxes, assessments and other governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves (in the good faith judgment of the management of the Company) have been established in accordance with GAAP, (ii) liens imposed by law which were incurred in the ordinary course of the Company’s business, such as carriers’, warehousemen’s and mechanics’ liens, statutory landlords’ liens, and other similar liens arising in the ordinary course of the Company’s business, and which (x) do not individually or in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company and its consolidated Subsidiaries or (y) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing for the foreseeable future the forfeiture or sale of the property or asset subject to such lien, (iii) liens incurred in connection with Permitted Indebtedness under clause (iii) thereunder, provided that such liens are not secured by assets of the Company or its Subsidiaries other than the accounts receivable and/or inventory subject to such lines of credit, (iv) liens incurred in connection with Permitted Indebtedness under clause (iv) thereunder, provided that such liens are not secured by assets of the Company or its Subsidiaries other than the assets so acquired or leased, (v) liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, including, without limitation, obligations imposed by customs authorities, surety and appeal bonds, return-of-money bonds, government contracts, performance bonds and other obligations of a like nature incurred in the ordinary course of business

(other than obligations for the payment of borrowed money), (vi) zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights-of-way, utilities, sewers, electrical lines, telephone lines, telegraph wires, restrictions and other similar charges or encumbrances not interfering in any material respect with the Company or any Subsidiary’s business, that are incurred in the ordinary course of business and do not secure obligations for the payment of money, (vii) liens arising by reason of any judgment, decree or order of any court that do not constitute an Event of Default under Section 6(a)(ix), so long as such lien is adequately bonded (to the extent such bonding is required by such judgment, decree or order) and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired, (viii) liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or other insurance (including unemployment insurance), (ix) leases or subleases and licenses and sublicenses granted to others in the ordinary course of the Company's business, not interfering in any material respect with the business of the Company and its Subsidiaries, (x) liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any Subsidiary in the ordinary course of business in accordance with such grantor’s past practices prior to the Original Issue Date and (xi) liens on property of, or on shares of capital stock or indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Subsidiary; provided that such liens do not extend to or cover any property or assets of the Company or any Subsidiary other than the property or assets acquired and provided further that such liens were created prior to, and not in connection with or in contemplation of, such acquisition.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed here.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of the date hereof by and among the Company and the initial Holders.

“Registration Statement” means a registration statement that meets the requirements of the Registration Rights Agreement.

“Restricted ADR” means a certificated American Depositary Receipt that includes a customary restrictive legend, evidencing one or more restricted American Depositary Shares (“Restricted ADSs”), with each Restricted ADS representing one Ordinary Share.

“Restricted ADR Depositary” means The Bank of New York acting as depositary for the Restricted ADRs pursuant to an Instruction Letter dated January 19, 2012  between the Bank of New York and the Company, and for the Ordinary Shares acting as intermédiaire inscrit.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means any entity in which the Company, directly or indirectly, owns a majority of the capital stock or equity or similar interest.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the American Stock Exchange, The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.

“Transfer Agent” means CACEIS Corporate Trust, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux, Cedex 9, France.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. New York City time to 4:02 p.m. New York City time); (b)  if the Ordinary Shares are not then listed or quoted on a Trading Market and if prices for the Ordinary Shares are then reported in the “Pink Sheets” published by Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Ordinary Shares so reported; or (c) in all other cases, the fair market value of an Ordinary Share as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrants” means the warrants issued to the initial Holders as contemplated by the Exchange Agreement.

“Warrant Shares” means the Ordinary Shares issuable upon exercise of the Warrants.

Section 2.                    Interest.

a) Payment of Interest in Cash or Kind. The Company shall pay interest to the Holder on the aggregate then outstanding principal amount of this Debenture at the rate of 9% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on April 1, 2012, and on each Optional Redemption Date (as to that principal amount then being redeemed) and on the Maturity Date (each such date, an “Interest Payment Date”) (if any Interest Payment Date is not a Business Day, then the applicable payment shall be due on the next succeeding Business Day), in cash or, at the Company’s option, in duly authorized, validly issued and fully paid Ordinary Shares at the Interest

Conversion Rate (the “Interest Conversion Shares” and the dollar amount to be paid in shares, the “Interest Share Amount”) or a combination thereof; provided, however, that payment in Ordinary Shares may only occur if (i) all of the Equity Conditions have been met (unless waived by the Holder in writing) during the 20 Trading Days immediately prior to the applicable Interest Payment Date  (the “Interest Notice Period”) and through and including the date such Ordinary Shares are actually issued to the Holder and (ii) the Company shall have given the Holder notice in accordance with the notice requirements set forth below.

b) Company’s Election to Pay Interest in Kind.  Subject to the terms and conditions herein, from the Original Issue Date until October 29, 2012, the decision whether to pay interest hereunder in cash, Ordinary Shares or a combination thereof shall be at the sole discretion of the Company.  Prior to the commencement of any Interest Notice Period, the Company shall deliver to the Holder a written notice of its election to pay interest hereunder on the applicable Interest Payment Date either in cash, Ordinary Shares or a combination thereof and the Interest Share Amount as to the applicable Interest Payment Date, provided that the Company may indicate in such notice that the election contained in such notice shall apply to all future Interest Payment Dates to and including October 29, 2012 until revised by a subsequent notice.  During any Interest Notice Period, the Company’s election (whether specific to an Interest Payment Date or continuous) shall be irrevocable as to such Interest Payment Date.  Subject to the aforementioned conditions, failure to timely deliver such written notice to the Holder shall be deemed an election by the Company to pay the interest on such Interest Payment Date in cash.  At any time the Company delivers a notice to the Holder of its election to pay the interest in Ordinary Shares, and at any time the Company withdraws any election to pay interest in Ordinary Shares, the Company shall timely file a Form 6-K with the U.S. Securities and Exchange Commission (the “Commission”) disclosing such election or withdrawal, as applicable.

c) Holder’s Election to Receive Interest in Cash or in Kind. Subject to the terms and conditions herein, from October 30, 2012 until the Maturity Date, the decision to receive interest hereunder in cash or in Ordinary Shares shall be at the sole discretion of the Holder, provided, however, that, notwithstanding anything herein to the contrary, the Company shall not pay interest in cash if such payment would, on the applicable Interest Payment Date, individually with respect to the payment to one Holder or in the aggregate with respect to the payment to all Holders, cause the Company to enter into a Bankruptcy Event, in which case the Holder will have been deemed to have elected Ordinary Shares.  Prior to the commencement of each Interest Notice Period, the Holder shall deliver to the Company a written notice of its election to receive interest hereunder on the applicable Interest Payment Date either in cash or in Ordinary Shares. Subject to the aforementioned conditions, failure to timely deliver such written notice to the Company shall be deemed an election by the Holder to receive payment of the interest on such Interest Payment Date in cash.  Upon receipt of such notice of election to receive interest payment in shares, the Company shall deliver to the Holder a written notice indicating the Interest Share Amount. At any time the Company receives a notice from the Holder of its election to receive the interest in Ordinary Shares, and at any time the

Holder withdraws any election to receive interest in Ordinary Shares, the Company shall timely file a Form 6-K with the Commission disclosing such election or withdrawal, as applicable.

d) Interest Calculations. Interest shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the Original Issue Date until payment in full of the outstanding principal, together with all accrued and unpaid interest, liquidated damages and other amounts which may become due hereunder, has been made.  Interest hereunder will be paid to the Person in whose name this Debenture is registered on the records of the Company’s Transfer Agent regarding registration and transfers of this Debenture (the “Debenture Register”). Except as otherwise provided herein, if at any time the Company pays interest partially in cash and partially in Ordinary Shares to the holders of the Debentures, then such payment of cash shall be distributed ratably among the holders of the then-outstanding Debentures based on their respective interests in the outstanding Debentures.

e) Late Fee.  All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at an interest rate equal to the lesser of 15% per annum or the maximum rate permitted by applicable law (“Late Fees”) which shall accrue daily from the date such interest is due hereunder through and including the date of actual payment in full. Notwithstanding anything to the contrary contained herein, if on any Interest Payment Date the Company has elected to pay accrued interest in the form of Ordinary Shares but the Company is not permitted to pay accrued interest in Ordinary Shares because it fails to satisfy the conditions for payment in Ordinary Shares set forth in Section 2(a) herein, then, at the option of the Holder, the Company, in lieu of delivering either Ordinary Shares pursuant to this Section 2 or paying the regularly scheduled interest payment in cash, shall deliver, within three (3) Trading Days of each applicable Interest Payment Date, an amount in cash equal to the product of (x) the number of Ordinary Shares otherwise deliverable to the Holder in connection with the payment of interest due on such Interest Payment Date multiplied by (y) the highest daily VWAP during the period commencing on the Interest Payment Date and ending on the Trading Day prior to the date such payment is actually made.

f) Prepayment.  Except as otherwise set forth in this Debenture, the Company may not prepay any portion of the principal amount of this Debenture without the prior written consent of the Holder.

g) Delivery of Interest Conversion Shares.  Unless a Holder requests physical delivery of Certificates representing Interest Conversion Shares hereunder, certificates representing Interest Conversion Shares shall be transmitted by the Transfer Agent to the Holder by crediting the segregated sub-account opened in the name of the Holder with the Restricted ADR Depositary.  In the case of physical delivery of certificates representing Interest Conversion Shares, such certificates shall be delivered to the address specified by the Holder to the Company in writing by the date that is three (3) Trading Days after the applicable Interest Payment Date.

Section 3.                   Registration of Transfers and Exchanges.

a) Different Denominations. This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations (but always in multiples of $1,000, unless the aggregate principal amount owed hereunder is less than $1,000), as requested by the Holder surrendering the same.  No service charge will be payable for such registration of exchange.

b) Investment Representations. The Holder, by acceptance hereof, represents and warrants that it is acquiring this Debenture and the Interest Conversion Shares, as applicable, for its own account and not with a view to or for distributing or reselling this Debenture or any such Interest Conversion Shares or any part thereof in violation of the Securities Act or any applicable U.S. state securities laws, except pursuant to sales registered or exempted under the Securities Act.

c) Transfer Restrictions. This Debenture and the Interest Conversion Shares, as applicable, may only be disposed of in compliance with U.S. state and federal securities laws. If, at the time of the surrender of this Debenture in connection with any transfer of this Debenture or upon a transfer of the Interest Conversion Shares, the transfer of this Debenture or the Interest Conversion Shares shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable U.S. state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Debenture or the Interest Conversion Shares, as the case may be, provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Debenture or Interest Conversion Shares under the Securities Act.

d) Reliance on Debenture Register. Prior to due presentment for transfer to the Company of this Debenture, the Company and any agent of the Company may treat the Person in whose name this Debenture is duly registered on the Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.  A Debenture may be assigned or sold in whole or in part only by registration of such assignment or sale on the Debenture Register.  Upon its receipt of a request in the form attached as Annex B (a “Transfer Notice”) to assign or sell all or part of a Debenture by the Holder, the Transfer Agent shall record the information contained therein in the Debenture Register and the Company shall issue or cause to be issued one or more new Debenture in the same principal amount as the principal amount of the surrendered Debenture to the designated assignee or transferee.

e) Transfer of Restricted ADSs.  Unless otherwise agreed with the Company and the Restricted ADR Depositary, a Restricted ADS may be surrendered by the Holder thereof to the Restricted ADR Depositary for cancellation, and the Depositary shall issue and deliver to the Holder an ADR with respect to the Restricted ADSs formerly represented by such Restricted ADR, provided that such Restricted ADR is surrendered in connection with a transfer of the related Restricted ADSs and provided further that the underlying Ordinary Shares and any related Restricted ADSs are (i) registered for resale under the Securities Act pursuant to an effective registration statement under the Securities Act or (ii) eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144, and the deposit of such Ordinary Shares in an unrestricted depositary facility and the sale of any related Restricted ADSs by that person are not otherwise restricted under the Securities Act, in the case of (ii) above, as evidenced by an opinion of counsel for the requesting party addressed and reasonably satisfactory to the Company and the Restricted ADR Depositary. In the event that only a portion of the Restricted ADSs represented by Restricted ADRs have been transferred by the Holder, the Restricted ADR Depositary shall issue a Restricted ADR that includes a customary legend with respect to the Restricted ADSs that continue to be held by such holder. Any reasonable fees (with respect to the Restricted ADR Depositary, the Depositary or otherwise) associated with the removal of such legend shall be borne by the Company.  At such time as a legend is no longer required for the Restricted ADRs, the Company will cooperate with the Restricted ADR Depositary to facilitate the issuance of ADRs as described above no later than three (3) Trading Days following the delivery by such Holder to the Restricted ADR Depositary (with notice to the Company) of a Restricted ADR (endorsed or with applicable powers attached, signatures guaranteed and otherwise in form necessary to effect the reissuance and/or transfer) and an opinion of counsel to the extent required by Section 3(c).

Section 4.                    Redemption.

a) Optional Redemption at Election of Company. The Company may redeem the Debentures for cash, in whole or in part from time to time, at the Company’s option (the “Optional Redemption”), on at least thirty (30) days’ but no more than sixty (60) days’ prior written notice mailed to the Holders, specifying in particular the redemption date (the “Optional Redemption Date”), the Optional Redemption Price (as defined below), that on the Optional Redemption Date, the Optional Redemption Price will become due and payable upon each Debenture to be redeemed and that interest thereon shall cease to accrue on and after said date and the place or places where the Debentures are to be surrendered for payment of the Optional Redemption Price. Upon redemption of the Debentures in accordance with this Section 4(a), the Company will pay a redemption price in cash (the “Optional Redemption Price”) equal to (1) 100% of the principal amount of the Debentures to be redeemed and (2) accrued and unpaid interest to the Optional Redemption Date.

b) Optional Redemption Procedure.  The payment of cash pursuant to an Optional Redemption shall be payable on the Optional Redemption Date.  If any portion of the payment pursuant to an Optional Redemption shall not be paid by the Company by the applicable due date, interest shall accrue thereon at an interest rate equal to the lesser of 15% per annum or the maximum rate permitted by applicable law until such amount is paid in full.  Notwithstanding anything herein contained to the contrary, if any portion of the Optional Redemption Amount remains unpaid after such date, the Holder may elect, by written notice to the Company given at any time thereafter, to invalidate such Optional Redemption, ab initio, and, with respect to the Company’s failure to honor the Optional Redemption, the Company shall have no further right to exercise such Optional Redemption.  Notwithstanding anything to the contrary in this Section 4(b), the Company’s determination to redeem in cash under Section 4(a) shall be applied ratably among the Holders.

c) Redemption at Election of Holder.  If the Company shall (i) be a party to  any Change of Control Transaction, (ii) be a party to any Fundamental Transaction or (iii) shall agree to sell or dispose of all or in excess of 40% of its assets in one or more transactions (whether or not such sale would constitute a Change of Control Transaction), the Holder shall have the right to require the Company, by written notice to the Company, to redeem this Debenture, in full and in cash, payable at the election of the Holder on either (y) the fifth (5th) Business Day following the date the Holder notifies the Company of its election to cause the Company to redeem this Debenture pursuant to this Section 4(c) or (z) the closing of such Change of Control Transaction, Fundamental Transaction or sale of assets (the “Change in Control Redemption Payment Date”).  The aggregate amount payable upon such Change of Control Transaction, Fundamental Transaction or sale of assets shall be equal to the Change of Control Redemption Amount.  In the event that the Company fails to pay the Change of Control Redemption Amount on or prior to the Change in Control Redemption Payment Date, the interest rate on this Debenture shall accrue at the rate of 15% per annum, or such lower maximum amount of interest permitted to be charged under applicable law, until the Change of Control Redemption Amount is paid in full.  Concurrently with the payment in full of the Change of Control Redemption Amount, the Holder shall surrender this Debenture to or as directed by the Company (or the successor company).

d) Mandatory Redemption.  Notwithstanding any provision of this Debenture to the contrary, the Company undertakes that, during any period in which the Debentures remain outstanding, in the event the Company issues any of its securities or other indebtedness for cash in a transaction primarily for the purpose of raising capital, then the Company shall be required to apply 40% of the net proceeds (i.e., proceeds less issuance costs and expenses) to redeem the Debentures for cash, in whole or in part from time to time (the “Mandatory Redemption”), on at least thirty (30) days’ but no more than sixty (60) days’ prior written notice mailed to the Holders, specifying in particular the redemption date (the “Mandatory Redemption Date”), the Mandatory Redemption Price (as defined below), that on the Mandatory Redemption Date, the Mandatory Redemption Price will become due and payable upon each Debenture to be redeemed and that interest thereon shall cease to accrue on and after said date and the place or places where the Debentures are to be surrendered for payment of the Mandatory Redemption Price. Upon redemption of the Debentures in accordance with this Section 4(d), the Company will pay, pro rata to each Holder’s nominal principal amount of outstanding Debentures, a redemption price in cash (the “Mandatory Redemption Price”) equal to (1) 100% of the principal amount of the Debentures to be redeemed and (2) accrued and unpaid interest to the Mandatory Redemption Date.

e) Mandatory Redemption Procedure.  The payment of cash pursuant to a Mandatory Redemption shall be payable on the Mandatory Redemption Date.  If any portion of the payment pursuant to a Mandatory Redemption shall not be paid by the Company by the applicable due date, interest shall accrue thereon at an interest rate equal to the lesser of 15% per annum or the maximum rate permitted by applicable law until such amount is paid in full.  Notwithstanding anything herein contained to the contrary, if any portion of the Mandatory Redemption Amount remains unpaid after such date, the Holder may elect, by written notice to the Company given at any time thereafter, to invalidate such Mandatory Redemption, ab initio.  Notwithstanding anything to the contrary in this Section 4(e), any Mandatory Redemption shall be applied ratably among the Holders.

Section 5.                    Negative Covenants. As long as any portion of this Debenture remains outstanding, unless the holders of at least 66 2/3% in principal amount of the then outstanding Debentures shall have otherwise given prior written consent, the Company shall not, and shall not permit any of its subsidiaries (whether or not a Subsidiary on the Original Issue Date) to, directly or indirectly:

a) other than Permitted Indebtedness, enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

b) other than Permitted Liens, enter into, create, incur, assume or suffer to exist any Liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

c) amend its charter documents, including, without limitation, its certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the Holder; provided that amendments to the Company’s charter documents to reflect a merger of any wholly-owned Subsidiary with and into the Company is deemed to not materially and adversely affect any rights of the Holder;

d) repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its Ordinary Shares or Ordinary Share Equivalents other than as to (i) the Warrant Shares as permitted or required under the terms of the Warrants or (ii) repurchases of Ordinary Shares or Ordinary Share Equivalents (x) of departing officers and directors of the Company; provided, however, that such repurchases shall not exceed an aggregate of $100,000 for all officers and directors during the term of this Debenture, (y) for purposes of attributing such Ordinary Shares or or Ordinary Share Equivalents to officers, directors or employees of the Company upon exercise of stock options or (z) for purposes of cancelling such Ordinary Shares or Ordinary Share Equivalents as approved by the Extraordinary Shareholders’ meeting of the Company and provided that such cancellation is required under French law or the rules of any stock exchange authority;

e) pay cash dividends or distributions on any equity securities of the Company;

f) enter into any transaction with any Affiliate of the Company which would be required to be disclosed in any public filing with the SEC, unless such transaction is made on an arm’s-length basis and expressly approved by a majority of the disinterested directors of the Company (even if less than a quorum otherwise required for board approval); or

g) enter into any agreement with respect to any of the foregoing.

Section 6.                     Events of Default.

a) “Event of Default” means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

i. any default in the payment of (A) the principal amount of any Debenture or (B) interest, liquidated damages and other amounts owing to a Holder on any Debenture, as and when the same shall become due and payable (whether on a Mandatory Redemption Date, an Optional Redemption Date, the Maturity Date or by acceleration or otherwise) which default, solely in the case of an interest payment or other default under clause (B) above, is not cured within three (3) Trading Days;

ii. the Company shall fail to observe or perform any other covenant or agreement contained in the Debentures which failure is not cured, if possible to cure, within the earlier to occur of (A) five (5) Business Days after notice of such failure sent by the Holder or by any other Holder and (B) ten (10) Business Days after the Company has become or should have become aware of such failure;

iii. a default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) shall occur under any material agreement, lease, document or instrument to which the Company or any Subsidiary is obligated, which default or event of default could have, or reasonably be expected to result in, a Material Adverse Effect (and not covered by clause (vi) below);

iv. any representation or warranty made in this Debenture, any written statement pursuant hereto or any other report, financial statement or certificate made or delivered to the Holder or any other Holder shall be untrue or incorrect in any material respect as of the date when made or deemed made;

v. the Company or any Significant Subsidiary shall be subject to a Bankruptcy Event;

vi. the Company or any Subsidiary shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $150,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

vii. the Ordinary Shares shall not be eligible for listing or quotation for trading on a Trading Market and shall not be eligible to resume listing or quotation for trading thereon within five (5) Trading Days;

viii. the Registration Statement shall not have been declared effective within the time periods required by the Registration Rights Agreement or the Company shall fail to maintain the effectiveness of the Registration Statement in accordance with the terms of the Registration Rights Agreement;

ix. any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $250,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 45 calendar days.

b) Remedies Upon Event of Default. If any Event of Default occurs, the outstanding principal amount of this Debenture, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the Holder’s election, immediately due and payable in cash at the Mandatory Default Amount.  Commencing five (5) days after the occurrence of any Event of Default that results in the eventual acceleration of this Debenture, the interest rate on this Debenture shall accrue at an interest rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.  Upon the payment in full of the Mandatory Default Amount, the Holder shall promptly surrender this Debenture to or as directed by the Company.  In connection with such acceleration described herein, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.  Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Debenture until such time, if any, as the Holder receives full payment pursuant to this Section 6(b).  No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 7.                   Miscellaneous.

a) Notices.  Any and all notices or other communications or deliveries to be provided by the Holder hereunder, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, or such other facsimile number or address as the Company may specify for such purpose by notice to the Holder delivered in accordance with this Section 7.  Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of the Holder appearing on the books of the Company, or if no such facsimile number or address appears, at the principal place of business of the Holder.  Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section 7 prior to 5:30 p.m. (New York City time), (ii) the date immediately following the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section 7 between 5:30 p.m. (New York City time) and 11:59 p.m. (New York City time) on any date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

The Company hereby irrevocably appoints Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA — Tel: +1 800 927 9800, as its agent for the receipt of service of process in the United States.  The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents.

Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set out above) or such other address in the United States as may be notified to the party wishing to serve the document and (a) left at the specified address; or (b) sent to the specified address by post.  In the case of (a), the document will be deemed to have been duly served when it is left.  In the case of (b), the document shall be deemed to have been duly served two business days after the date of posting.

If the Company’s agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Holder of the name and address of the replacement agent.  Failing such appointment and notification, the Holders representing not less than a majority of the aggregate principal amount of the then outstanding Debentures shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf.  The provisions of this Section 7(a) applying to service on an agent apply equally to service on a replacement agent.

b) Absolute Obligation. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, liquidated damages and accrued interest, as applicable, on this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed.  This Debenture is a direct debt obligation of the Company.  This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein.

c) Lost or Mutilated Debenture.  If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, reasonably satisfactory to the Company.

d) Governing Law.  Other than Section 7(j), which shall be governed by French law, all questions concerning the construction, validity, enforcement and interpretation of this Debenture shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof.  Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of this Debenture (whether brought against a party hereto or its respective Affiliates, directors, officers, partners, members, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”).  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Debenture), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law.  The Company irrevocably waives its rights under the provisions of Article 14 and Article 15 of the French Civil Code.  If either party shall commence an action or proceeding to enforce any provisions of this Debenture, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding. The Company hereby waives its right to object to an action for summary judgment in lieu of a complaint pursuant to New York CPLR Section 3213 on the grounds that any such procedure is not available to the Holder due to the form of this Debenture.  IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

e) Waiver.  Any waiver by the Company or the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture.  The failure of the Company or the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture.  Any waiver by the Company or the Holder must be in writing.

f) Severability.  If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.  If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

g) Next Business Day.  Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

h) Headings.  The headings contained herein are for convenience only, do not constitute a part of this Debenture and shall not be deemed to limit or affect any of the provisions hereof.

i) Assumption.  Any successor to the Company or any surviving entity in a Fundamental Transaction shall (i) assume, prior to such Fundamental Transaction, all of the obligations of the Company under this Debenture pursuant to written agreements in form and substance satisfactory to the Holder (such approval not to be unreasonably withheld or delayed) and (ii) issue to the Holder a new debenture of such successor entity evidenced by a written instrument substantially similar in form and substance to this Debenture, including, without limitation, having a principal amount and interest rate equal to the principal amount and the interest rate of this Debenture and having similar ranking to this Debenture, which shall be satisfactory to the Holder (any such approval not to be unreasonably withheld or delayed).  The provisions of this Section 7(i) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations of this Debenture.

j) French Anti-Dilution Transactions.  To the extent not already covered elsewhere in this Debenture, the French antidilution provisions of paragraph 1° (but excluding paragraphs 2° and 3°) of the second alinea of Article L.228-99 of the French Commercial Code shall apply.

k) Representation of Holders of the Debentures.

i. In accordance with Article L.228-103 of the French Commercial Code, Holders of the Debentures will be aggregated together in a collective group (the “Masse”).  The Masse will be an independent legal entity.

ii. A general meeting of the Holders of Debentures shall be called to authorize all modifications of the terms and conditions of the Debentures, to vote on all decisions and actions of the representative of the Masse in accordance with Section 7(k)(iv) that, by law, must be submitted for its approval.

iii. In accordance with Article L.228-47 of the French Commercial Code, the representative of the Masse will be: Janine Pilat with an address c/o CACEIS Corporate Trust, 14 rue Rouget de Lisle 92130 Issy-les-Moulineaux, France with Jean Battaglia, as the substitute representative of the Masse, having an address c/o CACEIS Corporate Trust, 14 rue Rouget de Lisle 92130 Issy-les-Moulineaux, France, each an E.U. citizen with his or her domicile in France.

iv. The representative of the Masse will have the power to carry-out, on behalf of the Masse, all actions of administrative nature (acte de gestion) necessary to protect the interests of the Holders, it being expressly provided that it shall not be entitled to take any decision, commence any action, exercise or waive any right on behalf of the Masse, alter, waive, amend or terminate any provision of any of the Debentures without in each case, being expressly authorized by a general meeting of the Holders voting with a two-thirds majority.

v. The representative of the Masse will exercise its duties until dissolution, resignation or termination of its duties by a general meeting of the Holders or until it becomes unable to act.  Its appointment shall automatically cease on the date of final or total redemption, prior to maturity or otherwise, of the Debentures.  This appointment will be automatically extended, where applicable, until the final conclusion of any legal proceedings in which the representative is involved and the enforcement of any judgments rendered or settlements made.

vi. The representative of the Masse shall be entitled to remuneration of €400 (four hundred euros) per year, payable by the Company on each anniversary of the Original Issue Date (or the immediately following Business Day) from 2012 to 2014 inclusive so long as the Debentures remain outstanding on such date.

vii. The Company will also bear the costs of (i) calling and holding general meetings of the Holders of Debentures, (ii) publishing their decisions, (iii) the designation of the representatives of the Masse under Article L.228-56 of the French Commercial Code, (iv) the administrative and management costs of the Masse, and (v) the general meetings of the Masse.

viii. General meetings of the Holders shall be held at the registered office of the Company or such other place as is specified in the call notice of the meeting.  Each Holder shall have the right, during the period of 15 days prior to any general meeting of the Masse, to examine and take copies of, or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the Company or, as the case may be, at such other place as is specified in the call notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to the meeting.

ix. This provisions of this section are intended solely for compliance with the French Commercial Code.  Nothing contained herein and no action taken by any Holder pursuant thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert or as a group with respect to such obligations.

l) Preferential Subscription Rights and Priority Subscription Period.  To the extent applicable, the Company’s shareholders have waived their preferential subscription rights and no priority subscription period is applicable.

m) Currency.  All principal, interest and other amounts owing under the Debenture that, in accordance with their terms, are paid in cash shall be paid in United States dollars.  All amounts denominated in other currencies shall be converted in the United States dollar equivalent amount in accordance with the Exchange Rate on the date of calculation.  “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. dollars pursuant to the Debenture, the U.S. dollar exchange rate as published in The Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

n) Judgment Currency.

(i) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 7(n) referred to as the “Judgment Currency”) an amount due in United States dollars under this Debenture, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(B) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 7(n)(i)(B) being hereinafter referred to as the “Judgment Conversion Date”).

(ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 7(n)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of United States dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iii) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Debenture.

o) Taxes.

(i) The interest paid in respect of the Debenture to such Holder will be made without withholding tax or deduction for, or on account of, any and all present or future taxes, levies, imposts, deductions, charges or withholdings imposed by or on behalf of France, and all liabilities with respect thereto (collectively referred to as “French Taxes”), except in the case where (A) the Holder is domiciled or established in a country which is added to the list of non-cooperative states or territories within the meaning of Article 238-0 A of the French General Tax Code (Code Général des Impôts) as noted in a ministerial regulation (arrêté) as updated from time to time (a “Non-Cooperative State”) or (B) the interest is paid on the Holder’s account opened in a financial institution located in a Non-Cooperative State.

(ii) If the Company is required to deduct any French Taxes from or in respect of any sum payable hereunder to such Holder, (i) the sum payable shall be increased by an amount (the “make-whole amount”) to ensure that after making all required deductions (including deductions applicable to the make-whole amount) such Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount withheld or deducted to the competent French Tax Authority within the time required. In addition, the Company agrees to pay to the relevant governmental authority in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, the Debentures (“Other Taxes”).  The Company shall deliver to each Holder official receipts, if any, in respect of any French Taxes and Other Taxes payable hereunder as soon as practicable after payment of such French Taxes, Other Taxes or other evidence of payment reasonably acceptable to such Holder.  The obligations of the Company under this Section 7(o) shall survive the termination of the Debentures and the conversion of the Debentures and all other amounts payable hereunder.

*********************

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed by its officer thereunto duly authorized as of the date first above indicated.

EDAP TMS S.A.

By:__________________________________________
Name: Marc Oczachowski
Title: Chief Executive Officer
Facsimile No. for delivery of Notices: +33(0)4.72.15.31.51

ANNEX A

CERTIFICAT D’INSCRIPTION EN COMPTE

A-1

ANNEX A-1

OFFICER’S CERTIFICATE

To : [Investor]
On January ___, 2012
Dear Sir :

You will find attached a “certificat d’inscription en compte” issued by CACEIS, and a copy of CACEIS Debenture Register.

We hereby confirm that the securities being the subject of such certificate and being recorded in the Debenture Register are the Debentures (obligations), the terms and conditions of which are attached hereto.

Yours sincerely,

……………………………………….
In the name and for the account of EDAP-TMS
Name:  Marc Oczachowski
Title:  Chief Executive Officer

A-2

ANNEX B

TRANSFER NOTICE

(To assign the foregoing Debenture, execute
this form and supply required information.)

To: EDAP-TMS S.A.
Attn: Blandine Confort
Corporate Secretary
Address Parc d’Activités La Poudrette Lamartine,
4/6 rue du Dauphiné,
69120 Vaulx en Velin, France
Tel:  +33(4) 72 15 31 50
Fax:  +33(4) 72 15 31 44

With a copy to:
CACEIS CORPORATE TRUST
Laetitia Delauney
Address 14 rue Rouget de Lisle
92862 Issy Les Moulineaux, France
Tel:  +33(1) 57 78 31 56
Fax:  +33(1) 57 78 32 19

Reference is made to the certificate evidencing the terms and conditions of the debentures issued on January __, 2012 (the “Debenture”) issued to the undersigned by EDAP-TMS S.A. (the “Company”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the terms and conditions of the Debenture.

FOR VALUE RECEIVED, [___________] principal amount of the foregoing Debenture and all rights evidenced thereby are hereby assigned to

_______________________________________________ whose address is

_______________________________________________________________.

Facsimile number:

_______________________________________________________________.

_______________________________________________________________

Dated:  ______________, _______

Holder’s Signature:                                _____________________________

Holder’s Address:                                _____________________________

B-1

_____________________________

Holder’s CACEIS Identification Number: _________________________________

Signature Guaranteed:  _________________________________

NOTE:  The signature to this Transfer Notice must correspond with the name as it appears on the face of the Debenture, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company.  Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Debenture.

NOTE:  The Schedule to the Transfer Notice should be returned by the assignee.

B-2

SCHEDULE TO TRANSFER NOTICE

EDAP TMS S.A. 9% SENIOR DEBENTURE DUE 2014

Reference is made to the certificate evidencing the terms and conditions of the debentures (obligations) issued on January __, 2012 (the “Debenture”) issued to the undersigned by EDAP-TMS S.A. (the “Company”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the terms and conditions of the Debenture.  In accordance with the Debenture, the undersigned hereby elects to receive Interest Shares as specified below.

Name of Holder:
Address of Holder:                                                                     3
Aggregate Principal Amount of Debenture owned by Holder:       $

Please pay any cash interest to the following account:                 4
Name on Account:
Bank Name:
Account Number:
SWIFT Code:

Please issue any Interest Shares to the following account (only applicable if the Company has elected to pay interest in shares):

Name of Holder’s
Broker:
Address of
Broker:

Contact Person at
Broker:

Broker’s DTC Participant Number:
Account Beneficiary:
Account Number to receive ADRs:

3 Any bank checks in respect of interest will be mailed to this address.
4 Holder may provide this if they wish to receive cash interest payments by wire transfer.

B-3

ANNEX C

C-1

THIS CERTIFICATE CAN UNDER NO CIRCUMSTANCES CIRCULATE IN FRANCE.

***

LE PRESENT CERTIFICAT NE PEUT EN AUCUN CAS CIRCULER EN FRANCE.

NEITHER THE SECURITY, THE TERMS OF WHICH ARE EVIDENCED BY THIS CERTIFICATE, NOR THE SECURITIES FOR WHICH SUCH SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  THE SECURITY, THE TERMS OF WHICH ARE EVIDENCED BY THIS CERTIFICATE, AND THE SECURITIES ISSUABLE UPON EXERCISE OF SUCH SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

ORDINARY SHARE PURCHASE WARRANT

EDAP TMS S.A.

Warrant Shares: _____                                       Initial Exercise Date: January ___, 2012

THIS ORDINARY SHARE PURCHASE WARRANT (the “Warrant”) certifies that, for value received, _____________ or its registered assigns (as the same may be registered from time to time in the books of the Transfer Agent (as defined below), the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to the close of business on the ten (10) year anniversary of the Initial Exercise Date (the “Termination Date”) but not thereafter, to subscribe for and purchase from EDAP TMS S.A., a French société anonyme (the “Company”), up to _______  of the Company’s ordinary shares, par value €0.13 per share (the “Ordinary Shares”). The Ordinary Shares issuable upon exercise of this Warrant are referred to as the “Warrant Shares”.  The Warrant Shares will be represented by certificated American Depositary Receipts (“Restricted ADRs”), each Restricted ADR evidencing one (1) restricted American Depositary Share (“Restricted ADS”) and each Restricted ADS representing one (1) Ordinary Share.  The purchase price of one Warrant Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).  For the avoidance of doubt, references herein to

Ordinary Shares in Section 2 shall also include Restricted ADRs evidencing Restricted ADSs, representing corresponding Ordinary Shares.

Attached hereto as Annex A is a certificate (certificat d'inscription en compte) evidencing ownership of this Warrant duly executed by the Transfer Agent and the Company and registered in the name of the initial Holder, together with a certified copy of the Warrant Register (as defined in Section 4(c)) below and of the shareholders accounts (comptes d'actionnaires).   Attached hereto as Annex A-1 is an officer’s certificate confirming that the terms and conditions of the Holder’s Warrant set forth in the Warrant Register are the same as the terms and conditions set forth herein.

Section 1.                    Definitions.  In addition to the terms defined elsewhere in this Warrant, capitalized terms used and not otherwise defined herein shall have the meanings set forth below.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person, as such terms are used and construed under Rule 405 of the Securities Act.  With respect to any Holder, any investment fund or managed account managed on a discretionary basis by the same investment manager as such Holder will be deemed to be an Affiliate of such Holder.

“Business Day” means any day except any Saturday, any Sunday, any day which shall be a federal legal holiday in the United States or in France or any day on which banking institutions in the State of New York or in Lyon, France, are authorized or required by law or other governmental action to close.

“Depositary” means The Bank of New York as depositary under the Deposit Agreement dated as of July 31, 1997 among the Company, The Bank of New York and the owners and beneficial owners of American Depositary Receipts (“ADRs”), each ADR evidencing one (1) American Depositary Share (“ADS”) and each ADS representing one (1) Ordinary Share, from time to time, as such agreement may be amended or supplemented.

“Ordinary Share Equivalents” means any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed here.

“Restricted ADR Depositary” means The Bank of New York acting as depositary for the Restricted ADRs pursuant to an Instruction Letter dated

2

January 19, 2012  between the Bank of New York and the Company, and for the Ordinary Shares acting as intermédiaire inscrit.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE Amex Equities, The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.

“Transfer Agent” means CACEIS Corporate Trust.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. New York City time to 4:02 p.m. New York City time); (b)  if the Ordinary Shares are not then listed or quoted on a Trading Market and if prices for the Ordinary Shares are then reported in the “Pink Sheets” published by Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Ordinary Shares so reported; or (c) in all other cases, the fair market value of an Ordinary Share as determined by an independent appraiser selected in good faith by the Holders and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Section 2.                    Exercise.

a) Exercise of Warrant.  Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company and the Transfer Agent (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company) of a duly executed facsimile copy of the Notice of Exercise in the form attached hereto as Annex B (the “Notice of Exercise”). Within three (3) Trading Days of the date of exercise the Holder shall deliver to the Company the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer or offsetting of debt.  Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date the final Notice of Exercise is delivered to the Company.  Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an

3

amount equal to the applicable number of Warrant Shares purchased.  The Holder, the Company and the Transfer Agent shall maintain records showing the number of Warrant Shares purchased and the date of such purchases.  The Company shall deliver any objection to any Notice of Exercise Form within one (1) Business Day of receipt of such notice.  The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b) Exercise Price.  The exercise price per share of the Ordinary Shares under this Warrant shall be the U.S. dollar equivalent of the then-current par value per Ordinary Share at the time of exercise, as determined using the Exchange Rate (as defined in Section 5(r)) on the Business Day immediately preceding the Exercise Date (as defined below) (the “Exercise Price”). As of the date hereof, the par value per Ordinary Share is €0.13 and the Company agrees that it will not increase the par value per Ordinary Share unless required by applicable law.

c) Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the operating units of the Holder’s Affiliates whose ownership of securities is not disaggregated from the Holder in accordance with SEC Release No. 34-39538 (January 12, 1998) (the “Reporting Units”)), and any other Person or entity acting as a group together with the Holder or any of the Holder’s Reporting Units, would beneficially own in excess of 9.999% of the total number of then issued and outstanding Ordinary Shares (the “Beneficial Ownership Limitation”).  For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Reporting Units shall include the number of Ordinary Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which are issuable upon (A) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder and its Reporting Units and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Reporting Units.  Except as set forth in the preceding sentence, for purposes of this Section 2(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.  To the extent that the limitation contained in this Section 2(c) applies, the determination of whether this Warrant is exercisable (in relation to other

4

securities owned by the Holder together with any Reporting Units) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation.  To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Exercise that such Notice of Exercise has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination.   In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act.  For purposes of this Section 2(c), in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as stated in the most recent of the following: (A) the Company’s most recent filing with the U.S. Securities and Exchange Commission (the “SEC”); (B) a more recent public announcement by the Company; or (C) a more recent notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares.  Upon the written request of a Holder, the Company shall within two (2) Trading Days confirm in writing to the Holder the number of Ordinary Shares then outstanding.  In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Reporting Units since the date as of which such number of outstanding Ordinary Shares was reported.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(c) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

d) Mechanics of Exercise.

i. Delivery of Restricted ADS Upon Exercise.  Unless a Holder requests physical delivery of certificates representing Restricted ADSs hereunder, certificates representing Restricted ADSs shall be transmitted by the Transfer Agent to the Holder by crediting the segregated sub-account opened in the name of the Holder with the Restricted ADR Depositary.  In the case of physical delivery of certificates representing Restricted ADSs, such certificates shall be delivered to the address specified by the Holder in the Notice of Exercise by the date that is three (3) Trading Days after the latest of (X) the delivery to the Company of the Notice of Exercise, (Y) surrender of this Warrant (if required) and (C) payment of the aggregate Exercise Price as set forth above.  The Warrant Shares shall be deemed to have been issued, and the Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised, with payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 2(d)(vi) prior to the issuance of such shares, having been paid (the “Exercise Date”).  If the Company fails for any reason to deliver to the Holder certificates evidencing the Warrant Shares subject to a Notice of Exercise by the fifth (5th) Business Day

5

following the Exercise Date (such date, the “Warrant Share Delivery Date”), the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Ordinary Shares on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth (5th) Business Day after such liquidated damages begin to accrue) for each Trading Day after such fifth (5th) Business Day until such certificates are delivered or the Holder rescinds such exercise.

ii. Delivery of New Warrants Upon Exercise.  If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant (as may be amended or supplemented from time to time).

iii. Failure to Deliver Restricted ADS Certificates.  If in the case of any Notice of Exercise such Restricted ADS certificate or certificates are not delivered to or as directed by the applicable Holder by the Warrant Share Delivery Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such certificate or certificates, to rescind such exercise, in which event the Company shall promptly return to the Holder any original Warrant delivered to the Company and the Holder shall promptly return to the Company or the Transfer Agent the Restricted ADS certificate or certificates representing the Warrant Shares underlying this Warrant unsuccessfully tendered for exercise to the Company or the Transfer Agent, as the case may be (if surrendered).

iv. Compensation for Buy-In on Failure to Timely Deliver Restricted ADS Certificates Upon Exercise.  In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to deliver to the Holder such Restricted ADS certificate by the Warrant Share Delivery Date, and if after such date the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, Restricted ADSs to deliver in satisfaction of a sale by the Holder of the Restricted ADSs which the Holder anticipated receiving upon such exercise relating to such Warrant Share Delivery Date (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Restricted ADSs so purchased exceeds (y) the amount obtained by multiplying (1) the aggregate number of Restricted ADSs that the Holder was entitled to receive from the exercise at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was

6

executed (including any brokerage commissions), and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Restricted ADSs that would have been issued had the Company timely complied with its exercise and delivery obligations.  For example, if the Holder purchases Restricted ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of this Warrant with respect to which the actual sale price of the Warrant Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Restricted ADSs upon exercise of this Warrant as required pursuant to the terms hereof.

v. No Fractional Shares or Scrip.  No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant.  As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi. Charges, Taxes, Expenses.  The issuance of certificates for the Restricted ADSs on exercise of this Warrant shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon exercise in a name other than that of the Holder of this Warrant and the Company shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

vii. Closing of Books.  The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

Section 3.                      Certain Adjustments.

a) Stock Dividends and Stock Splits. If the Company, at any time while this Warrant is outstanding: (A) pays a stock dividend or otherwise makes a distribution or

7

distributions payable in Ordinary Shares or any Ordinary Share Equivalents (which, for the avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon exercise of this Warrant), (B) subdivides outstanding Ordinary Shares into a larger number of shares, (C) combines (including by way of reverse stock split) outstanding Ordinary Shares into a smaller number of shares, or (D) issues by reclassification of the Ordinary Shares any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged, provided that in no event shall the Exercise Price be adjusted to a price less than the lowest exercise price allowed by applicable law.  Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

b) [Reserved].

c) Subsequent Rights Offerings.  If at any time the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Ordinary Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Ordinary Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

d) Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, (i) distributes, in compliance with French corporate law, part of its reserves to all holders of Ordinary Shares (and not to the Holders), or (ii) modifies, by means of issuance of preferred shares, the rights of holders of Ordinary Shares to dividend distributions, then in each such case the Exercise Price shall be adjusted and in the case of clause (i) above will be adjusted by multiplying such Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the

8

numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such reserves so distributed applicable to one outstanding Ordinary Share as determined by the Board of Directors of the Company in good faith; provided that in no event shall the Exercise Price be adjusted to a price less than the lowest exercise price allowed by applicable law.  Any adjustment required pursuant to this paragraph (d) shall be described in a notice delivered to the Holder as provided under French corporate law.  Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

e) Fundamental Transaction. If, at any time while this Warrant is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one (1) Ordinary Share (the “Alternate Consideration”). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one (1) Ordinary Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares pursuant to such Fundamental Transaction and the value

9

of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.

f) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding treasury shares, if any) issued and outstanding.

g) [Reserved].

h) Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to each Holder a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares  rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on

10

which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of its subsidiaries, the Company shall simultaneously file such notice with the SEC pursuant to a Current Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice.

Section 4.                      Transfer of Warrant.

a) Transferability.  Subject to compliance with any applicable securities laws and the conditions set forth in Sections 4(d), 4(e) and 4(f) hereof, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company and the Transfer Agent, together with a written assignment of this Warrant substantially in the form attached hereto in Annex C (the “Transfer Notice”) duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer on the Company’s bank account specified in Annex D or such other account following due notification to the Holder.  Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled.  The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney.  Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c) Warrant Register. The Company or its Transfer Agent, as applicable, shall register this Warrant, upon records to be maintained by the Company or its Transfer Agent, as applicable, for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time.  Prior to due presentment for transfer to the

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Company of this Warrant, the Company and any agent of the Company may treat the Person in whose name this Warrant is duly registered on the Warrant Register as the owner hereof for the purpose of any exercise hereof or any distribution, and for all other purposes, and neither the Company nor any such agent shall be affected by notice to the contrary.  The Warrant may be assigned or sold in whole or in part only by registration of such assignment or sale on the Warrant Register.  Upon its receipt of a Transfer Notice to assign or sell all or part of a Warrant by the Holder, the Company or its Transfer Agent, as applicable, shall record the information contained therein in the Warrant Register and the Company shall issue or cause to be issued one or more new Warrants in compliance with Section 4(a) above.

d) Transfer Restrictions. The Warrants may only be disposed of in compliance with U.S. state and federal securities laws. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable U.S. state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.

e) Transfer of Restricted ADSs.  Unless otherwise agreed with the Company and the Restricted ADR Depositary, a Restricted ADS may be surrendered by the Holder thereof to the Restricted ADR Depositary for cancellation, and the Depositary shall issue and deliver to the Holder an ADR with respect to the Restricted ADSs formerly represented by such Restricted ADR, provided that such Restricted ADR is surrendered in connection with a transfer of the related Restricted ADSs and provided further that the underlying Ordinary Shares and any related Restricted ADSs are (i) registered for resale under the Securities Act pursuant to an effective registration statement under the Securities Act or (ii) eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144, and the deposit of such Ordinary Shares in an unrestricted depositary facility and the sale of any related Restricted ADSs by that person are not otherwise restricted under the Securities Act, in the case of (ii) above, as evidenced by an opinion of counsel for the requesting party addressed and reasonably satisfactory to the Company and the Restricted ADR Depositary. In the event that only a portion of the Restricted ADSs represented by Restricted ADRs have been transferred by the Holder, the Restricted ADR Depositary shall issue a Restricted ADR that includes a customary legend with respect to the Restricted ADSs that continue to be held by such holder. Any reasonable fees (with respect to the Restricted ADR Depositary, the Depositary or otherwise) associated with the removal of such legend shall be borne by the Company.  At such time as a legend is no longer required for the Restricted ADRs, the Company will cooperate with the Restricted ADR Depositary to facilitate the issuance of ADRs as described above no later than three (3) Trading Days following the delivery by such Holder to the Restricted ADR Depositary (with notice to the Company) of a Restricted ADR (endorsed or with applicable powers attached, signatures guaranteed and otherwise in

12

form necessary to effect the reissuance and/or transfer) and an opinion of counsel to the extent required by Section 4(d)).

f) Representation by the Holder. The Holder, by acceptance hereof, represents and warrants that it is acquiring this Warrant, and upon exercise hereof, will acquire the Warrant Shares issuable upon exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable U.S. state securities laws, except pursuant to sales registered or exempted under the Securities Act.

Section 5.                      Miscellaneous.

a) No Rights as Shareholder Until Exercise.  This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i).

b) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c) Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

d) Authorized Shares.

The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant.  The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates, if any, for the Warrant Shares upon the exercise of the purchase rights under this Warrant.  The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Ordinary Shares may be listed.  The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith), be duly authorized, validly issued, fully paid and free from all taxes, liens and charges created by the Company in respect of

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the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment.  Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid Warrant Shares upon the exercise of this Warrant, and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e) Jurisdiction. Other than Sections 5(o), 5(p) and 5(q), which shall be governed by French law, all questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof.  Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of this Warrant (whether brought against a party hereto or its respective Affiliates, directors, officers, partners, members, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”).  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Warrant), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any

14

right to serve process in any other manner permitted by applicable law.  The Company irrevocably waives its rights under the provisions of Article 14 and Article 15 of the French Civil Code.  If either party shall commence an action or proceeding to enforce any provisions of this Warrant, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.  The Company hereby waives its right to object to an action for summary judgment in lieu of a complaint pursuant to New York CPLR Section 3213 on the grounds that such procedure is not available to the Holder due to the form of this Warrant.  IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

f) Restrictions.  The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant will be “restricted securities” within the meaning of Rule 144 and, if not registered under the Securities Act, will have restrictions upon resale imposed by U.S. state and federal securities laws.

g) Nonwaiver and Expenses.  No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies.  Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h) Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth below on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth below.

For Edap:

4 Rue du Dauphiné
69120 Vaulx-en-Velin  FRANCE
Attention: Marc Oczachowski, President
Fax: +33 (0) 472 153 151

For [HOLDER NAME]:

[INSERT ADDRESS]

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i) Limitation of Liability.  No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j) Remedies.  The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant.  The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k) Successors and Assigns.  Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder.  The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l) Amendment.  Subject to Section 5(p), this Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.  Notwithstanding the foregoing, in no event shall the Beneficial Ownership Limitation set forth in Section 2(c) be modified, amended or waived by the Company and the Holder.

m) Severability.  Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n) Headings.  The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

o) Maintenance of the Rights of a Holder of a Warrant Under French Anti-Dilution Statutes.  To the extent not already covered by Section 3, the French antidilution provisions of paragraph 1° (but excluding paragraphs 2° and 3°) of the second alinea of Article L.228-99 of the French Commercial Code shall apply.

p) Representation of Holders of the Warrants.

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i. In accordance with Article L.228-103 of the French Commercial Code, holders of the Warrants will be aggregated together in a collective group (the “Masse”).  The Masse will be an independent legal entity.

ii. A general meeting of the Holders of the Warrants shall be called to authorize all modifications of the terms and conditions of the Warrants, and to vote on all decisions and actions of the representative of the Masse in accordance with Section 5(p)(iv) that, by law, must be submitted for its approval.

iii. In accordance with Article L.228-47 of the French Commercial Code, the representative of the Masse will be: Janine Pilat with an address c/o CACEIS Corporate Trust, 14 rue Rouget de Lisle 92130 Issy-les-Moulineaux, France with Jean Battaglia, as the substitute representative of the Masse, having an address c/o CACEIS Corporate Trust, 14 rue Rouget de Lisle 92130 Issy-les-Moulineaux, France, each an E.U. citizen with his or her domicile in France.

iv.  The representative of the Masse will have the power to carry-out, on behalf of the Masse, all actions of administrative nature (acte de gestion) necessary to protect the interests of the Holders, it being expressly provided that it shall not be entitled to take any decision, commence any action, exercise or waive any right on behalf of the Masse, alter, waive, amend or terminate any provision of any of the Warrants without in each case, being expressly authorized by a general meeting of the Holders voting with a two-thirds majority.

v. The representative of the Masse will exercise its duties until dissolution, resignation or termination of its duties by a general meeting of the Holders or until it becomes unable to act.  Its appointment shall automatically cease on the date of final or total redemption, prior to maturity or otherwise, of the Warrants.  This appointment will be automatically extended, where applicable, until the final conclusion of any legal proceedings in which the representative is involved and the enforcement of any judgments rendered or settlements made.

vi. The representative of the Masse shall be entitled to remuneration of €400 (four hundred euros) per year, payable by the Company on each anniversary of the Initial Exercise Date (or the immediately following Business Day) from 2012 to 2022 inclusive so long as the Warrants remain outstanding on such date.

vii. The Company will also bear the costs of (i) calling and holding general meetings of the Holders, (ii) publishing their decisions, (iii) the designation of the representatives of the Masse, (iv) the administrative and management costs of the Masse, and (v) the general meetings of the Masse.

viii. General meetings of the Holders shall be held at the registered office of the Company or such other place as is specified in the call notice of the meeting.  Each Holder shall have the right, during the period of 15 days

17

prior to any general meeting of the Masse, to examine and take copies of, or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the Company or, as the case may be, at such other place as is specified in the call notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to the meeting.

ix. This provisions of this section are intended solely for compliance with the French Commercial Code.  Nothing contained herein and no action taken by any Holder pursuant thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert or as a group with respect to such obligations.

q)           Preferential Subscription Rights and Priority Subscription Period.  The Company’s shareholders have waived their preferential subscription rights with respect to the issuance of this Warrant and the Warrant Shares issuable upon exercise hereof and no priority subscription period is applicable.

r)           Currency.  All amounts owing under the Warrants that, in accordance with their terms, are paid in cash shall be paid in U.S. dollars.  All amounts denominated in other currencies shall be converted in the U.S. dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into United States dollars pursuant to the Warrants, the United States dollar exchange rate as published in The Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

s)           Taxes.  As of the date hereof, the purchase of Ordinary Shares upon the exercise in whole or in part of the Warrants would not be subject to withholding tax in France.

t)           Judgment Currency.

(i)           If, for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 5(t) referred to as the “Judgment Currency”) an amount due in United States dollars under the Warrants, the exercise shall be made at the Exchange Rate prevailing on the business day immediately preceding:

(A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such exercise being made on such date; or

(B) the date on which the French or any other non U.S. court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such exercise is made pursuant to this Section 5(t)(i)(B) being hereinafter referred to as the “Judgment Exercise Date”.

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(ii)           If in the case of any proceeding in the court of any jurisdiction referred to in Section 5(t)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Exercise Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of United States dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Exercise Date.

(iii)         Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of the Warrants.

********************

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its officer thereunto duly authorized as of the date first above indicated.

EDAP TMS S.A.

By:______________________________
     Name:  Marc Oczachowski
     Title:   Chief Executive Officer

ANNEX A

CERTIFICAT D’INSCRIPTION EN COMPTE

A-1

ANNEX A-1

OFFICER’S CERTIFICATE

To:

On January ___, 2012

Dear Sir :

You will find attached a “certificat d’inscription en compte” issued by CACEIS, and a copy of CACEIS Warrant Register (“comptes d’actionnaires”).

We hereby confirm that the securities being the subject of such certificate and being recorded in the Warrant Register are the bons de souscription d’actions, the terms and conditions of which are attached hereto.

Yours sincerely,

……………………………………….
On the name and for the account of EDAP-TMS
Name:
Title:

A-2

ANNEX B

NOTICE OF EXERCISE

WARRANTS EXPIRING IN 2022

To: EDAP-TMS S.A.
Attn: Blandine Confort
Corporate Secretary
Address Parc d’Activités La Poudrette Lamartine,
4/6 rue du Dauphiné,
69120 Vaulx en Velin, France
Tel:  +33(4) 72 15 31 50
Fax:  +33(4) 72 15 31 44

With a copy to:
CACEIS CORPORATE TRUST
Laetitia Delauney
Address14 rue Rouget de Lisle
92862 Issy Les Moulineaux, France
Tel:  +33(1) 57 78 31 56
Fax:  +33(1) 57 78 32 19

Reference is made to the certificate evidencing the terms and conditions of the bons de souscription d’actions issued on January __, 2012 and expiring in 2022 (the “Warrants”) issued to the undersigned by EDAP-TMS S.A. (the “Company”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the terms and conditions of the Warrant.

(1)           The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the  exercise price in full, together with all applicable transfer taxes, if any, amounting to $[______________].

(2)           Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as specified below.

_________________________

 The Warrant Shares shall be delivered by physical delivery of a certificate to:

Address:

or to the following account as set out below.

Name of Holder’s Broker:
Address of Broker:

B-1

Contact Person at Broker:

Broker's DTC Participant Number:
Account Number to receive ADRs:

(3)           Accredited Investor/QIB.  The undersigned is (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) a “qualified institutional buyer” as defined in Rule 144A(1) under the Securities Act.

[SIGNATURE OF HOLDER]

Name of Holder: _____________________________________________
Signature of Authorized Signatory of Holder: ______________________________
Address of Holder: _____________________________________
Facsimile number of Holder: ________________________________
Name of Authorized Signatory: ___________________________________________
Title of Authorized Signatory: _________________________________________
Date:________________________________________________

CACEIS IS HEREBY INSTRUCTED BY THE HOLDER IDENTIFIED ABOVE TO DEPOSIT THE ORDINARY SHARES INTO WHICH THE WARRANT IS BEING EXERCISED PURSUANT TO THIS NOTICE WITH THE DEPOSITARY FOR ISSUE BY THE DEPOSITARY OF THE APPLICABLE NUMBER OF CORRESPONDING RESTRICTED ADRS OR ADRs TO THE BENEFICIARY.

PLEASE CHECK IF APPLICABLE:

[           ] CACEIS IS HEREBY INSTRUCTED TO DELIVER OR CAUSE TO BE DELIVERED ADRs TO THE HOLDER; PROVIDED THAT BY CHECKING THIS BOX THE HOLDER HEREBY REPRESENTS AND WARRANTS TO THE COMPANY AND CACEIS THAT AT THE TIME OF DELIVERY EITHER (I) THE RELEVANT ORDINARY SHARES (AND CORRESPONDING ADRS) WILL BE FREELY RESALEABLE BY THE HOLDER PURSUANT TO THE INITIAL REGISTRATION STATEMENT (AS DEFINED IN THIS WARRANT) ABLE TO BE USED AND WHICH WILL BE USED AT THAT TIME FOR THE RESALE OF SUCH SECURITIES OR (II) THE RELEVANT ORDINARY SHARES (AND CORRESPONDING ADRS) WILL BE FREELY RESALEABLE BY THE HOLDER PURSUANT TO RULE 144 UNDER THE SECURITIES ACT AND SUCH SECURITIES WILL BE SOLD, ASSIGNED OR TRANSFERRED PURSUANT TO RULE 144.

B-2

ANNEX C

TRANSFER NOTICE

(To assign the foregoing warrant, execute
this form and supply required information.
Do not use this form to exercise the warrant.)

To: EDAP-TMS S.A.
Attn: Blandine Confort
Corporate Secretary
AddressParc d’Activités La Poudrette Lamartine,
4/6 rue du Dauphiné,
69120 Vaulx en Velin, France
Tel:  +33(4) 72 15 31 50
Fax:  +33(4) 72 15 31 44

With a copy to:
CACEIS CORPORATE TRUST
Laetitia Delauney
Address14 rue Rouget de Lisle
92862 Issy Les Moulineaux, France
Tel:  +33(1) 57 78 31 56
Fax:  +33(1) 57 78 32 19

Reference is made to the certificate evidencing the terms and conditions of the bons de souscription d’actions issued on January __, 2012 and expiring in 2022 (the “Warrant”) issued to the undersigned by EDAP-TMS S.A. (the “Company”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the terms and conditions of the Warrant.

FOR VALUE RECEIVED, [___________] Warrant Shares of the foregoing Warrant and all rights evidenced thereby are hereby assigned to

_______________________________________________ whose address is

_______________________________________________________________.

Facsimile number:

_______________________________________________________________.

_______________________________________________________________

Dated:  ______________, _______

Holder’s Signature:           _____________________________

C-1

Holder’s Address:            _____________________________

_____________________________

Holder’s CACEIS Identification Number:

Signature Guaranteed:  ___________________________________________

NOTE:  The signature to this Transfer Notice must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company.  Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

C-2

ANNEX D

COMPANY’S BANK ACCOUNT DETAILS
FOR THE PAYMENT OF THE EXERCISE PRICE

Account Owner at Natixis, Lyon branch:

International Bank Account Number:

Bank Identifier Code :

D-1

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of January ___, 2012, by and among EDAP TMS S.A., a French société anonyme, with headquarters located at Parc d’Activités La Poudrette Lamartine, 4/6 Rue du Dauphiné, 69120 Vaulx-en-Velin, France (the “Company”), and the undersigned Investors signatory hereto and listed on the Schedule of Investors attached hereto (each, as “Investor”, and collectively, the “Investors”).

WHEREAS:

A.              In connection with the Exchange Agreement by and among the parties hereto of even date herewith (the “Exchange Agreement”), the Company has agreed, upon the terms and subject to the conditions set forth in the Exchange Agreement, to issue to the Investors a combination of new non-convertible debentures due June 30, 2014 (the “New Debentures”), new ordinary shares (the “New Shares”) of the Company, par value €0.13 per share (the “Ordinary Shares”), new warrants (the “New Warrants”) exercisable to purchase Ordinary Shares (the “Warrant Shares”) and/or cash, as applicable, in exchange for the Investors’ Existing Securities (as defined in the Exchange Agreement).

B.              The New Debentures bear interest which may, subject to certain conditions, be paid in Ordinary Shares (such interest shares payable at the election of the Investor after October 29, 2012,  the “Interest Shares”).

C.              To induce the Investors to execute and deliver the Exchange Agreement, the Company has agreed to provide registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Investors hereby agree as follows:

1.              Definitions.

As used in this Agreement, the following terms shall have the following meanings:

a. “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York and Lyon, France, are authorized or required by law to remain closed.

b. “Depositary” The Bank of New York as depositary under the Deposit Agreement dated as of July 31, 1997 among the Company, The Bank of New York and the owners and beneficial owners of American Depositary Receipts (“ADRs”), each ADR evidencing one (1) American Depositary Share (“ADS”) and each ADS representing one (1) Ordinary Share, from time to time, as such agreement may be amended or supplemented.

c. “Exchange Date” shall have the meaning set forth in the Exchange Agreement.

d. “Effectiveness Deadline” means the date (i) in the event that the Initial Registration Statement is not subject to a review by the SEC, ninety (90) calendar days after the Exchange Date, (ii) in the event that the Initial Registration Statement is subject to review by the SEC, one-hundred and twenty (120) calendar days after the Exchange Date, or (iii) in the event that the Initial Registration Statement is subject to review by the SEC in respect of Rule 415 (as defined below), one-hundred and fifty (150) calendar days after the Exchange Date; provided, however, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business.

e. “Filing Deadline” means the date that is thirty (30) calendar days after the Exchange Date; provided, however, that if the Filing Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Filing Deadline shall be extended to the next Business Day on which the SEC is open for business.

f. “Initial Registration Statement” means a registration statement of the Company filed under the 1933 Act covering the Registrable Securities pursuant to Section 2(a).

g. “New Registration Statement” has the meaning set forth in Section 2(a).

h. “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

i. “Principal Market” means the principal Trading Market on the date in question.

j. “register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the 1933 Act and pursuant to Rule 415 and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

k. “Registrable Securities” means the Ordinary Shares issued to the Investors as Interest Shares and Warrant Shares, which may be delivered to the Investors in the form of restricted American Depositary Receipts (“Restricted ADRs”) with each Restricted ADR representing one (1) restricted American Depositary Share (each, a “Restricted ADS”), with each Restricted ADS representing one (1) Ordinary Share, provided that an Investor’s security shall cease to be a Registrable Security upon the earliest to occur of the following: (i) a sale pursuant to a Registration Statement or Rule 144 under the 1933 Act (in which case, only such security sold shall cease to be a Registrable Security) or (B) such security becoming eligible for public sale by the Investor pursuant to Rule 144 without regard to any of the volume or manner of sale requirements of Rule 144.

l. “Registration Statement” means any one or more registration statements of the Company filed under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement (including, without limitation, the Initial

2

Registration Statement, the New Registration Statement and any Remainder Registration Statements).

m. “Remainder Registration Statement” has the meaning set forth in Section 2(b).

n. “Required Holders” means the holders of at least 2/3rds of the Registrable Securities.

o. “Rule 144” means Rule 144 promulgated under the 1933 Act or any successor rule that may permit Investors to sell securities to the public without registration.

p. “Rule 415” means Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.

q. “SEC” means the United States Securities and Exchange Commission.

r. “SEC Guidance” means (i) any publicly-available written or oral guidance, comments, requirements or requests of the SEC staff and (ii) the 1933 Act.

s. “Subsidiary” means any entity in which the Company, directly or indirectly, owns a majority of the capital stock or equity or similar interest.

t. “Trading Day” means a day on which the Principal Market is open for business.

u. “Trading Market” means the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE Amex, The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Exchange Agreement.

2.         Registration.

a.      Initial Mandatory Registration. The Company shall prepare and, as soon as practicable, but not later than the Filing Deadline, file with the SEC the Initial Registration Statement on Form F-3 covering all of the Registrable Securities that are not then registered on an effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415.  In the event that Form F-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration on another appropriate form reasonably acceptable to the Required Holders. The Initial Registration Statement shall contain (except as otherwise reasonably directed by the Required Holders or required pursuant to written comments received from the SEC upon review of such Initial Registration Statement) the “Selling Stockholders” and “Plan of Distribution” sections in substantially the form attached hereto as Exhibit A.  Notwithstanding the registration obligations set forth in this Section 2(a), in the event the SEC informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Investors thereof and use its commercially reasonable efforts to file amendments to the Initial Registration Statement as

3

required by the SEC and/or (ii) withdraw the Initial Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form F-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with SEC Guidance, including, without limitation, the Manual of Publicly Available Telephone Interpretations D.29 and Compliance and Disclosure Interpretations.  Notwithstanding any other provision of this Agreement to the contrary, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the SEC for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by an Investor as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will first be reduced by Registrable Securities represented by Warrant Shares (applied, in the case that some Warrant Shares may be registered, to the Investors on a pro rata basis based on the total number of unregistered Warrant Shares held by such Investors), and second by Registrable Securities represented by Interest Shares (applied, in the case that some Interest Shares may be registered, to the Investors on a pro rata basis based on the total number of unregistered Interest Shares held by such Investors).

b.      Additional Mandatory Registrations.  In the event the Company amends the Initial Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Initial Registration Statement, as amended, or the New Registration Statement (the “Remainder Registration Statements”).

c.      Effectiveness of Registration Statements.  The Company shall use its commercially reasonable efforts to cause each Registration Statement or any post-effective amendment thereto to be declared effective by the SEC as soon as practicable and, with respect to the Initial Registration Statement or the New Registration Statement, as applicable, no later than the Effectiveness Deadline (including, with respect to the Initial Registration Statement or the New Registration Statement, as applicable, filing with the SEC a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the 1933 Act within five (5) Business Days after the date that the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be “reviewed,” or not be subject to further review and the effectiveness of such Registration Statement may be accelerated), and, subject to Section 2(f), shall use its commercially reasonable efforts to keep each Registration Statement continuously effective under the 1933 Act until the earlier of (i) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Investors, (ii) such time as all of the Registrable Securities are eligible for public sale by the Investors pursuant to Rule 144 without regard to any of the volume or manner of sale requirements of Rule 144 or (iii) the date that is one (1) year following the Closing Date (the

4

“Effectiveness Period”). The Company shall promptly notify the Investors via facsimile or electronic mail of the effectiveness of a Registration Statement or any post-effective amendment thereto on or before the first (1st) Trading Day after the date that the Company telephonically confirms effectiveness with the SEC.

d.      Ineligibility for Form F-3. In the event that Form F-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the Registrable Securities on Form F-3 as soon as such form is available; provided, that the Company shall maintain the effectiveness of the Registration Statement then in effect until the earlier of (x) such time as the Registrable Securities initially registered on such other form may be resold pursuant to Rule 144 without regard to any of the volume or manner of sale requirements of Rule 144 and (y) such time as a Registration Statement on Form F-3 covering such Registrable Securities has been declared effective by the SEC.

e.      [Reserved].

f.      Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement. If, except for the reasons set forth in Section 3(r): (i) the Initial Registration Statement or the New Registration Statement required to be filed hereunder are not filed on or prior to the Filing Deadline (if the Company files the Initial Registration Statement without affording the Investors the opportunity to review and comment on the same as required by Section 3(c) herein, the Company shall be deemed to have not satisfied this clause (i)), (ii) the Company fails to file with the SEC a request for acceleration of a Registration Statement in accordance with Rule 461 promulgated by the SEC pursuant to the 1933 Act, within five Business Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be “reviewed” or will not be subject to further review, (iii) prior to the effective date of a Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the SEC in respect of such Registration Statement within 15 Trading Days after the receipt of comments by or notice from the SEC that such amendment is required in order for such Registration Statement to be declared effective, (iv) a Registration Statement registering for resale all of the Registrable Securities (unless the number of Registrable Securities is required to be reduced based on SEC Guidance or any shares of a particular Investor may be excluded from such Registration Statement in compliance with this Agreement) is not declared effective by the SEC by the Effectiveness Deadline or (v) after the effective date of a Registration Statement, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such Registration Statement, or the Investors are otherwise not permitted to utilize the prospectus therein to resell such Registrable Securities, for more than 20 consecutive calendar days or more than an aggregate of 30 calendar days (which need not be consecutive calendar days) during any 12-month period (any such failure or breach being referred to as an “Event”, and for purposes of clauses (i) and (iv) the date on which such Event occurs, and for purpose of clause (ii) the date on which such five Trading Day period is exceeded, and for purpose of clause (iii) the date which such 15 Trading Day period is exceeded and for purpose of clause (v) the date on which such 20 or 30 calendar day period, as applicable, is exceeded being referred to as “Event Date”), then, in addition to any other rights the Investors may have hereunder or under applicable law, on each such Event Date and on each monthly

5

anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Investor an amount in cash, as partial liquidated damages and not as a penalty, equal to 1% of the aggregate nominal principal amount of the Existing Debentures (as defined in the Exchange Agreement) exchanged by such Investor pursuant to the Exchange Agreement for any unregistered Registrable Securities then held by such Investor.  The parties agree that the maximum aggregate liquidated damages payable to an Investor under this Agreement shall be 12% of the aggregate nominal principal amount of the Existing Debentures exchanged by such Investor pursuant to the Exchange Agreement. If the Company fails to pay any partial liquidated damages pursuant to this Section 2(f) in full within seven days after the date payable, the Company will pay interest thereon at a rate of 15% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Investor, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event.

g.      Underwriter Status. Neither the Company nor any Subsidiary or affiliate thereof shall identify any Investor as an underwriter in any public disclosure or filing with the SEC or any Principal Market or Trading Market unless required by the SEC and consented to by the applicable Investor. In the event an Investor is required by the SEC to be named as an underwriter in any public disclosure or filing with the SEC or any Principal Market, despite diligent efforts by the Company that such Investor should not be named as an underwriter, the Investor shall either consent to being named as an underwriter or request that its Registrable Securities be removed from such public disclosure or filing to the extent necessary to avoid being required to be named as an underwriter thereunder.  Any Investor has the right to object by written notice to the Company to any other Investor being named as an underwriter (such Investor that is required to be named an underwriter, the “Applicable Investor”) in any public disclosure or filing with the SEC or any Principal Market or Trading Market. In such case, the Company shall remove the Applicable Investor and its Registrable Securities from such Registration Statement (the “Original Registration Statement”), and file an additional registration statement that covers such Applicable Investor’s Registrable Securities and names it as an underwriter (the “Applicable Investor Registration Statement”), and proceed to seek effectiveness of both the Applicable Investor Registration Statement, and the Original Registration Statement as a secondary offering by the other Investors named therein; provided, however, the Applicable Investor Registration Statement and the Original Registration Statement shall be declared effective on the same date, otherwise in accordance with the terms hereof (regardless of whether or not the Company is notified (orally or in writing, whichever is earlier) by the SEC that either Registration Statement will not be “reviewed” or will not be subject to further review SEC prior to the date such other Registration Statement is no longer subject to further review by the SEC). Except as set forth in this paragraph, any Investor being deemed an underwriter by the SEC shall not relieve the Company of any obligations it has under this Agreement.

3.         Related Obligations. At such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a) or 2(b), the Company will use its reasonable best efforts to effect the registration of the Registrable Securities consistent with the Plan of Distribution and, pursuant thereto, the Company shall have the following obligations:

6

a.      The Company shall promptly prepare and file with the SEC a Registration Statement with respect to the Registrable Securities and use its reasonable best efforts to cause such Registration Statement relating to the Registrable Securities to become effective as soon as practicable after such filing (but in no event later than the Effectiveness Deadline). As used in the preceding sentence, the term “reasonable best efforts” shall mean, among other things, that the Company shall submit to the SEC, within four (4) Business Days after the later of the date that (i) Company learns that no review of a particular Registration Statement will be made by the staff of the SEC or that the staff has no further comments on the Registration Statement, as the case may be, and (ii) the approval of the Investors pursuant to Section 3(c) (which approval is promptly sought), a request for acceleration of effectiveness of such Registration Statement to a time and date not later than 48 hours after the submission of such request. The Company shall use its reasonable best efforts to keep each Registration Statement effective at all times during the Effectiveness Period, which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading.

b.      The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep such Registration Statement effective at all times during the Effectiveness Period, subject to Allowable Grace Periods, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company filing a report on Form 20-F or Form 6-K or any analogous report under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement.

c.      The Company shall (i) permit each Investor to review and comment upon (A) a Registration Statement at least five (5) Business Days prior to its filing with the SEC and (B) all amendments and supplements to all Registration Statements (except for reports incorporated by reference therein) within three (3) Business Days prior to their filing with the SEC, and (ii) not file any Registration Statement or amendment or supplement thereto in a form to which the Investors holding a majority of the Registrable Securities included thereunder reasonably objects in writing by the end of such fifth Business Day in the case of a Registration Statement or the third Business Day in the case of an amendment or supplement. The Company shall furnish to each Investor, without charge, (x) copies of any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement that pertains to the Investors as selling stockholders but not any comments that contain or constitute material non-public information about the Company, (y) promptly after the same is prepared and filed with the SEC, one copy of any Registration Statement and any amendment(s)

7

thereto, including financial statements and schedules, all documents incorporated by reference, if requested by an Investor, and all exhibits and (z) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with each Investor in performing the Company’s obligations pursuant to this Section 3.

d.      The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) and (ii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor, provided that the Company shall be under no obligation under this Section 3(d) to provide any document that is available on the SEC’s EDGAR system.

e.      The Company shall use its reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Effectiveness Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Effectiveness Period and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction or (z) file a general consent to service of process in any such jurisdiction.  The Company shall promptly notify each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

f.      The Company shall notify each Investor in writing, of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that in no event shall such notice disclose the content of any material, nonpublic information, and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to each Investor (or such other number of copies as such Investor may reasonably request); provided, that the Company shall be under no obligation under this Section 3(f) to provide any document that is available on the SEC’s EDGAR system. The Company shall also promptly notify each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, (ii) of any

8

request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

g.      The Company shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

h.      If any Investor is required under applicable securities law to be described in the Registration Statement as an underwriter, at the reasonable request of any Investor, the Company shall furnish to such Investor, on the date of the effectiveness of the Registration Statement and thereafter from time to time on such dates as an Investor may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Investors, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Investors.

i.      If any Investor is required under applicable securities law to be described in the Registration Statement as an underwriter, as soon as practicable following the written request of any Investor, the Company shall make available for inspection by (i) such Investor, (ii) its legal counsel and (iii) one firm of accountants or other agents retained by the Investors (collectively, the “Inspectors”), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be necessary and reasonably requested by each Inspector, and cause the Company’s officers, directors and employees, counsel and the Company’s independent certified public accountants to supply all information which may be necessary and any Inspector may reasonably request; provided, however, that each Inspector shall agree to hold in strict confidence and shall not make any disclosure (except to an Investor) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, and such inspector executes any non-disclosure, non-use or similar document which may be reasonably required by Company, its independent certified public accountants or its counsel (and upon execution of which the Company shall not be deemed to be in violation of its agreement not to provide to such Investor any material, nonpublic information or to publicly disclose such information) unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector has knowledge. Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to

9

prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Company and any Investor) shall be deemed to limit the Investors’ ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

j.      The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement of which the Company has knowledge. The Company agrees that it shall, if permitted by law, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means and if permitted by law, give prompt written notice to such Investor and allow such Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

k.      The Company shall use its reasonable best efforts to cause all the Ordinary Shares covered by a Registration Statement to be listed on each securities exchange on which Ordinary Shares are then listed, if any, if the listing of such Ordinary Shares is then permitted under the rules of such exchange.  The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(k).

l.      The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, coordinate with the Depositary to facilitate the timely preparation and delivery of ADRs to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

m.      If requested by an Investor in writing in the form of a completed Selling Securityholder Notice and Questionnaire, the Company shall as soon as reasonably practicable (i) incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering, and (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment if reasonably requested by an Investor holding any Registrable Securities.

n.      The Company shall use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities pursuant to the Registration Statement.

o.      The Company shall make generally available to its security holders as soon as practical, but not later than one hundred eighty (180) days after the close of the period

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covered thereby, an earnings statement (in form complying with the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the effective date of the Registration Statement, including through filing of an annual report on Form 20-F.

p.      The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

q.      Within three (3) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Company shall deliver to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC.

r.      Notwithstanding anything to the contrary herein, the Company may delay, including by delaying the filing of a Registration Statement, the disclosure of material, non-public information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”) and, as applicable, suspend sales of Registered Securities under an effective Registration Statement; provided, that the Company shall promptly (i) notify the Investors in writing of the existence of material, non-public information giving rise to a Grace Period (provided that in each notice the Company will not disclose the content of such material, non-public information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; provided further, that no Grace Period shall exceed 30 consecutive Trading Days and during any 365 day period such Grace Periods shall not exceed an aggregate of 60 days and the first day of any Grace Period must be at least 2 Trading Days after the last day of any prior Grace Period (an “Allowable Grace Period”).  For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) and the date referred to in such notice.  The provisions of Section 3(f) hereof shall not be applicable during the period of any Allowable Grace Period.  Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material non-public information is no longer applicable. Notwithstanding anything to the contrary in this Agreement, the Company shall cause its transfer agent to deliver Ordinary Shares to the custodian for the Depositary and the Depositary to deliver the ADRs to a transferee of an Investor in accordance with the terms of the New Debentures and the New Warrants in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, and delivered a copy of the prospectus included as part of the applicable Registration Statement, prior to the Investor’s receipt of the notice of a Grace Period and for which the Investor has not yet settled.

4.         Obligations of the Investors.

a.      At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor if such Investor elects to have any of such Investor’s Registrable Securities included in such Registration Statement (the “Investor’s

11

Documentation”). It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. The Company acknowledges that delivery by each Investor of the Selling Securityholder Notice and Questionnaire in the form attached hereto as Exhibit B and completed in its entirety shall satisfy the Investor’s Documentation delivery requirement for the Initial Registration Statement.

 b.      Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of such Investor’s Registrable Securities from such Registration Statement.

c.      Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in the first sentence of Section 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by the first sentence of Section 3(f) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver Ordinary Shares to the custodian for the Depositary and the Depositary to deliver the unlegended ADRs to a transferee of an Investor in accordance with the terms of the New Debentures and the New Warrants in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in the first sentence of Section 3(f) and for which the Investor has not yet settled.

d.      Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

5.         Expenses Of Registration.  All reasonable expenses, other than underwriting discounts and selling commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company shall be paid by the Company.  For the avoidance of doubt, the Company shall not be obligated to pay any of the fees and disbursements of counsel to any Investor in connection with the review of any Registration Statement.

6.         Indemnification.  In the event any Registrable Securities are included in a Registration Statement under this Agreement:

a.      To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, partners, members, employees, agents, representatives of, and each Person, if any, who controls any Investor within

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the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”).  Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any prospectus included therein or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d) and (ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

b.      In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent,

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and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement or any prospectus included therein; and, subject to Section 6(c), such Investor will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

c.      Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel reasonably mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding.  In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Required Holders to which the Claim relates.  The Indemnified Party or Indemnified Person shall cooperate reasonably with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim.  The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified

14

Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

d.      The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when Indemnified Damages are incurred and applicable bills are received.

e.      The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. Contribution.  To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to contribute to the amount paid or payable by such Indemnified Party or Indemnified Person as a result of losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party on one hand and the Indemnified Party or Indemnified Person in connection with the actions, statements or omissions that resulted in the losses as well as any other relevant equitable considerations.  The relative fault of such indemnifying party and Indemnified Party or Indemnified Person shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such indemnifying party, Indemnified Person or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission.  The amount paid or payable by a party as a result of any losses shall be deemed to include any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in Section 6 was available to such party in accordance with its terms.

8.         Reports Under The 1934 Act.  Until the earlier of the date on which (A) the Investors shall have sold all the Interest Shares and the Warrant Shares, (B) none of the New Debentures or New Warrants is outstanding or (C) the Investors are permitted to sell securities of the Company to the public without registration, the Company agrees to:

a.      make and keep public information available, as those terms are understood and defined in Rule 144;

b.      file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

c.      furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has

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complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual report of the Company and such other reports and documents so filed by the Company, to the extent not available on EDGAR, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

9.         Assignment of Registration Rights.  The rights under this Agreement shall be automatically assignable by the Investors to any permitted transferee of Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act and applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and (v) such transfer shall have been made in accordance with the applicable requirements of the New Debentures and the New Warrants, as applicable.  In the event of a permitted transfer pursuant to this Section 9, the permitted transferee or assignee shall be treated for all purposes as an “Investor” hereunder.

10.         Amendment of Registration Rights.  Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders.  Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company.  No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

11.         Miscellaneous.

a.      A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities.  If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the record owner of such Registrable Securities.

b.      Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) two Business Days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

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If to the Company:

EDAP TMS S.A.
Parc d’activités La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin
France
Telephone: +33 (0) 4 72 15 31 50
Facsimile: +33 (0) 4 72 15 31 51
Attention: Marc Oczachowski

With a copy (which shall not constitute notice) to:

Jones Day
555 California Street, 26th Floor
San Francisco, California 94104
Telephone No.: 415 875-5876
Facsimile No.: 415 963-6880
Attention: Nora Gibson, Esq.

If to an Investor, to its address and facsimile number set forth on the Schedule of Investors attached hereto, with copies to such Investor’s representatives as set forth on the Schedule of Investors, or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.  Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

c.      The Company hereby irrevocably appoints  Corporation Service Company (“CSC”), 2711 Centerville Road, Suite 400, Wilmington, DE 19808 USA, Tel.: +1 800 927-9800, as its agent for the receipt of service of process in the United States.  The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents. The Investors consent and agree that the Company may, in its reasonable discretion, irrevocably appoint a substitute agent for the receipt of service of process located within the United States, and that upon such appointment, the appointment of CSC may be revoked.

 (1)         Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (set forth above) or such other address in the United States as may be notified to the party wishing to serve the document and (a) left at the specified address if its receipt is acknowledged in writing or (b) sent to the specified address by post, registered mail return receipt requested.  In the case of clause (a), the document will be deemed to have been duly served when it is left and signed for.  In the case of clause (b), the document shall be deemed to have been duly served when received and acknowledged.

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(2)        If the Company’s agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Investor of the name and address of the replacement agent.  Failing such appointment and notification, the Investor shall be entitled by notice to the Company to appoint a replacement agent to act on the Company’s behalf.  The provisions of this Section 11(c) applying to service on an agent apply equally to service on a replacement agent.

d.      Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars (“US Dollars”). All amounts owing under this Agreement shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into US Dollars pursuant to this Agreement, the US Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

e.      Judgment Currency.

(1)        If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11(e) referred to as the “Judgment Currency”) an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(i)         the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii)         the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).

(2)        If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(e)(1)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(3)        Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

f.      Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

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g.      Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  The Company irrevocable waives its rights under the provisions of Article 14 and Article 15 of the French Civil Code.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

h.      This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein.  This Agreement and the supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

i.      Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

 j.      The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

k.      This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.  This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

l.      Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

m.      All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement,

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by the Required Holders, determined as if all of the New Warrants then outstanding have been exercised for Registrable Securities without regard to any limitations on exercises of the New Warrants.

n.      The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

o.      This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

p.      The obligations of each Investor hereunder are several and not joint with the obligations of any other Investor, and no provision of this Agreement is intended to confer any obligations on any Investor vis a vis any other Investor.  Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated herein.

q.      Neither the Company nor any of its security holders (other than the Investors in such capacity pursuant hereto) may include securities of the Company in any Registration Statements other than the Registrable Securities.  Subject to compliance with Section 11(r), the Company shall not file any other registration statements until all Registrable Securities are registered pursuant to a Registration Statement that is declared effective by the SEC, provided that this Section 11(q) shall not prohibit the Company from filing amendments to registration statements filed prior to the date of this Agreement or pursuant to the agreements referred to in the following sentence. Neither the Company nor any of its Subsidiaries has previously entered into any agreement granting any registration rights with respect to any of its securities to any Person that have not been satisfied in full.

r.      If, at any time during the Effectiveness Period, there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the SEC a registration statement relating to an offering for its own account or the account of others under the 1933 Act of any of its equity securities, other than on Form F-4 or Form S-8 (each as promulgated under the 1933 Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the Company’s stock option or other employee benefit plans, then the Company shall deliver to each Investor a written notice of such determination and, if within fifteen days after the date of the delivery of such notice, any such Investor shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such Investor requests to be registered; provided, however, that the Company shall not be required to register any Registrable Securities pursuant to this Section 11(r) that are eligible for resale pursuant to Rule 144 without regard to any of the volume or manner-of-sale requirements of Rule 144 or that are the subject of a then effective Registration Statement.

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IN WITNESS WHEREOF, each Investor and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY: EDAP TMS S.A. By: ___________________________________ Name: Marc Oczachowski Title: Chief Executive Officer INVESTOR: [NAME] By:___________________________________ Name: Title:

SCHEDULE OF INVESTORS

Investor	Investor Address and Facsimile Number	Investor’s Representative’s Address and Facsimile Number
[NAME]	_______________________________________ _______________________________________ Attn: _________________________ Facsimile: ___________________________ Telephone: __________________________	_______________________________________ _______________________________________ Attn: _________________________ Facsimile: __________________________ Telephone: __________________________

EXHIBIT A

PLAN OF DISTRIBUTION

We are registering the Applicable Securities issuable as interest shares on the New Debentures and upon exercise of the New Warrants to permit the resale of these shares by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the Applicable Securities, although we will receive the applicable exercise price of any exercise of the New Warrants. We will bear all fees and expenses incident to our obligation to register the Applicable Securities.

The selling stockholders may sell all or a portion of the Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Securities are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Applicable Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	pursuant to Rule 144 under the Securities Act;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such Securities at a stipulated price per Security;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law

If the selling stockholders effect such transactions by selling Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Securities or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Securities in the course of hedging in positions they assume. The selling stockholders may also sell Securities short and deliver Securities covered by this prospectus to close out short positions. Notwithstanding the foregoing, the Company has advised each selling stockholder that it may not use Securities registered on the Registration Statement to cover short sales of Securities made prior to the date on which this Statement shall have been declared effective by the Commission. The selling stockholders may also loan or pledge Securities to broker-dealers that in turn may sell such Securities.

The selling stockholders may pledge or grant a security interest in some or all of the New Debentures, New Warrants or the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the Securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Securities is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

 Under the securities laws of some states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless such Securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the Securities registered pursuant to the shelf registration statement, of which this prospectus forms a part. If the selling stockholders use this prospectus for any sale of the Securities, they will be subject to the prospectus delivery requirements of the Securities Act unless an exemption therefrom is available.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Securities by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the Securities. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

We will pay all expenses of the registration of the Securities pursuant to the registration rights agreement, estimated to be $[     ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the Securities will be freely tradable in the hands of persons other than our affiliates.

EXHIBIT B

SELLING SECURITY HOLDER NOTICE AND QUESTIONNAIRE

The undersigned beneficial owner of ordinary shares, par value €0.13 per share, of EDAP TMS S.A. (the “Company”), each represented by American Depositary Shares, evidenced by American Depositary Receipts (the “Registrable Securities”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is attached as an exhibit. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling securityholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Securityholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.  Holders of Registrable Securities who do not complete, execute and return this Selling Securityholder Notice and Questionnaire in accordance with the terms of the Registration Rights Agreement (1) will not be named as a Selling Securityholder in the Registration Statement and the related prospectus and (2) may not use the related prospectus for resales of Registrable Securities.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1. Name.

(a)	Full Legal Name of Selling Securityholder

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2. Address for Notices to Selling Securityholder:

Telephone:

Fax:

Contact Person:

3. Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐     No ☐

(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐     No ☐

Note:	If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes ☐     No ☐

(d)
If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐     No ☐

Note:	If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4. Beneficial Ownership of Securities of the Company Owned by the Selling Securityholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Exchange Agreement.

(a)	Type and amount of other securities beneficially owned by the Selling Securityholder:

5. Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective.  In the absence of any such notification, the Company shall be entitled to rely on the accuracy of the information in this Selling Securityholder Notice and Questionnaire.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the

Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus.  The undersigned also acknowledges that it understands its obligation to comply, and agrees to comply, with the provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, particularly Regulation M, in connection with any offering of Registrable Securities pursuant to the Registration Statement and the related prospectus.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Selling Securityholder Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date: ________________	Beneficial Owner: ________________________________

By: _____________________________________________
Name:
Title:

PLEASE FAX A COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE, AND RETURN THE ORIGINAL BY OVERNIGHT MAIL, TO THE COMPANY:

EDAP TMS S.A.
Parc d’Activites la Poudrette-Lamartine
4/6, rue du Dauphine
69120 Vaulx-en-Velin, France
Telephone No.: +33(0) 47215 3172
Facsimile No.: +33(0) 47215 3144

Attention:	Blandine Confort Investor Relations / Legal Affairs